

INFINITY.

INFINITY PROPERTY AND CASUALTY CORPORATION

2008 Annual Report

We are designed
to serve.



INFINITY.

A leader in bringing specialized automobile insurance programs to the marketplace, **Infinity Property and Casualty Corporation** delivers innovative products and services that are designed to meet the diverse and evolving insurance needs of consumers.

And prepared for everything.

challenges.

our clients.

growth.

improvement.

accidents.

serve.

designed to protect.

Our primary focus is on
serving the Urban and Hispanic Markets

Expanding Our Spanish-Language Services

We strive to improve our customers' experiences. In January 2009 we opened the doors to a new 325 seat customer service and claims call center in McAllen, Texas, which will provide unparalleled Spanish-language services to our more than 300,000 Hispanic policyholders.



prepared to deliver.

Providing the Protection Our Customers Need

We are committed to strengthening the relationship with our more than 772,000 policyholders by offering products and services that are easier to use and offer better value than alternatives. Another goal is to deploy innovative new products and services that will broaden our customer base.

We recognize that people have different lifestyles, needs and financial resources; so we offer three different custom personal auto insurance products rather than the "one size fits all" product offered by most competitors. We also understand that affordability is important. We can offer more affordable insurance because of a low cost structure that rests on a foundation of operational efficiency built with the cost conscious customer in mind.

In addition to personal auto products, we offer coverage for commercial vehicles and classic automobiles. During 2008 we relaunched our Commercial Vehicle program in several states with a redesigned product that has proven to be attractive to our customers and agents. We also recently introduced a new standard automobile product in Los Angeles to meet the current unmet insurance needs of more acculturated Hispanics. These individuals seek standard auto insurance that offers higher limits and broader coverage. We will be introducing this product in other states during 2009.

designed to respond.

Our Claims Service Centers are conveniently located in our Urban Zones



A Presence in the Community

Claims that cannot effectively be handled by telephone are assigned to one of our local employee adjusters or appraisers. Special investigative units, which are critical to early detection of fraud, and house counsel operations, which provide more control over claims involving litigation, are also locally based in many of our Urban Zones

prepared | to act.

Delivering on Our Promises

To retain and grow our book of business we must provide fast, convenient and courteous service to policyholders, agents and third-party claimants. Our new centralized claims call center has improved our resolution process by utilizing a fast-action unit that not only takes the loss information, but is equipped to resolve more common property damage accidents during the initial call, without assigning the claim to an adjuster in the field. Those claims that cannot be handled by telephone are promptly assigned to a specialist best suited to adjust the claim. This process has resulted in shorter cycle times and improved customer satisfaction.

designed to endure.

Sophisticated software programs assist
our adjusters and appraisers
in assessing damages and injuries

Improving Our IT Platform

Infinity is also in the process of migrating to one back-office system based on service oriented architecture, which will improve our claims and customer service platforms.



prepared to adapt.

Becoming More Responsive

We understand that today's consumers seek on-demand service from insurance companies. Responding to higher customer expectations, in 2008 we invested in two exciting technology improvements.

Infinity's customer service department recently implemented Genesys software which, using computer-telephony-integration ("CTI"), will allow us to consistently provide a positive experience to our customers by reducing call handle times and by providing our customer service representatives business intelligence about the calls they service. We can also use the software's output data on call patterns to improve workforce management and to improve business processes so that some calls can be serviced by automated systems that provide even faster resolution for our customers.

New SPSS software can score claims on a real-time basis, which enables us to deploy personnel with the required expertise to evaluate the loss and accelerate the claim payment process. Immediately when a loss is reported this cutting edge predictive technology evaluates the claim and provides real time direction to the call center representative to assure that all of the information necessary to adjust the claim is obtained during first contact. This tool significantly streamlines the claims handling process.

We were named one of the
"Best Places to Work"
by the Birmingham Business Journal

designed to outlast.



Our Stock Outperformed Most Other Companies in Our Industry

In 2008 Infinity was the 4th best performing stock within A.M. Best's Indexes, reflecting our strong balance sheet and underwriting results relative to our peer companies.

prepared for opportunities.

Built to Outlast

2008 was a challenging year for many companies given the unprecedented economic downturn and the difficult investment environment. Yet, in spite of the prevailing conditions, we remain financially strong.

Infinity's longstanding, conservative investment philosophy, which dictates a portfolio centered on high quality fixed income securities, has proven to be a sound strategy, if not a prophetic one.

Our debt-to-capital ratio of 27.5% would be viewed as favorable by any standards. Couple that with our healthy cash and investment reserve for future liquidity needs and you have a solid capital position. We even grew our book value per share slightly during 2008 despite repurchasing nearly 13% of our outstanding shares. All this when combined with our commitment to underwriting profitability leaves us in an enviable position as we compete in 2009.

designed to serve.

" Our conservative approach to investing allowed us to preserve capital for future opportunities "

prepared   for the future.

To Our Shareholders:

Our Scorecard

	2008 Actual	2008 Goal
Gross Written Premium Growth	-12.0%	0.0% to 5.0%
GAAP Combined Ratio	92.5%	96.0%–97.0%
E.P.S.	$1.23	$3.25 to $3.65
Operating E.P.S.*	$4.53	$3.25 to $3.65
Return on Average Equity (ex FAS 115)	+3.5%	8.5% to 10.0%
Operating Return on Average Equity (ex FAS 115)	+12.8%	8.5% to 10.0%
Growth in GAAP Book Value Per Share	+0.1%	0.0% to 5.0%

*Operating E.P.S. excludes after tax capital losses of $3.30.

The year 2008 was marked by a number of headlines, including a deepening economic recession and a collapsing of the capital markets. Our business was not immune to a number of these historic events. Without question, the weakening economy put tremendous strain on the finances of our customers, many of whom live in urban areas, where the economic downturn was especially severe. Many were compelled to cut back on expenses and, in some instances, that meant cutting back on auto insurance expenditures. As a consequence, the pursuit of our strategy to become the insurance provider of choice in our target markets hit some speed bumps as our gross written premium fell by 12% during the year.

Nor were our financial results immune from the collapsing prices in the bond and equity markets. Our own portfolio generated a 0.2% total return, including investment impairments. While below the portfolio's long-term performance, it was much better than other markets, such as that for equities, which fell over 35% for the year. By avoiding significant losses our conservative approach to investing allowed us to preserve capital for future opportunities.

In spite of the recession and poor capital markets, we continued to deliver very strong underwriting profits for 2008 while resisting the temptation of chasing undisciplined competitors for short-term growth opportunities

at the expense of sustained pricing adequacy. With disciplined pricing, effective claims handling, aggressive expense management and adequate reserves, our 2008 operating earnings per share increased 12% over 2007.

We also continued in 2008 to aggressively buy back shares, acquiring approximately 2.1 million shares or 12.7% of the shares outstanding. And earlier in 2009 we increased the dividend rate to shareholders by 9% to $0.48 per share annually. Other good news includes our book value, which was up slightly in 2008, and our capital levels, which remain strong and more than adequate to support operations into the future.

In short, while we took a few lumps in 2008, we have come through the eventful year in great shape and poised to take advantage of future opportunities.

Outlook for 2009

The economic forecast for 2009 is not very encouraging. Our urban and Hispanic customers will face another difficult year. Yet for our business we are unwilling to relent to circumstances. Drivers will still need to purchase auto insurance. It just has to be a good value for their hard-earned dollars. They will find value in flexible coverage and payment options, in prompt, courteous and knowledgeable customer service, preferably in their native language, and when they have auto accidents, in fast and fair claims settlements. And they want it from a company that is financially strong and designed to serve. Infinity can deliver on all of this.

- We have the financial strength to deliver on our promises. We have an A.M. Best rating of an "A," or "excellent," signifying our financial capability to be there for our customers.

- We keep the price of insurance affordable. With our insistence on efficiency and a low cost infrastructure, we contain expenses so we can pass savings along to our customers.

- We offer the customer a choice. The customer can select among multiple products that are tailored to meet their specific needs, along with affordable down payments and convenient payment options.

- We provide prompt service. We have invested over $4 million in new software for customer and claims services to expedite calls to the appropriate area, which improves response time, enhances service and drives down costs.

- We speak the customer's language. Literally! We have over 360 bi-lingual employees to handle our over 300,000 Hispanic policyholders. And we just opened a 325 seat call center in McAllen, Texas to expand our capability to serve this important and growing segment of the population.

No business is immune from an economic downturn, but Infinity is well positioned to deliver value for its customers. And for such fair value,

"Serving others is a value that comes from within"

customers will gladly pay a fair price. It is a recipe that has worked for us in the past, even in the toughest of economic times.

A Platform from Which to Build a Future

I view 2008 and 2009 as years in which we continue to hone our skills and strengths to take advantage of future opportunities. While the current economy is difficult, it will recover. When that happens we will be poised to grow our business in our urban and Hispanic markets. I am confident of that.

We already have in place the planks of a solid platform, including a formidable agency force of 12,500. Systems and processes improvements, already undertaken, will lower costs and allow us to deliver more affordable products. But the number one reason for my optimism is the confidence I have in the people of Infinity. It is our people who take the business strategy and transform it into shareholder value. They are greatly aided in their success by their character and their values—values such as integrity and honesty, teamwork and service, tenacity for hard work, a sense of fair play, a balance between work and family, and a commitment to their communities. These values manifest themselves in daily interactions with customers and agents. It's all about "serving others." I see it in a call center specialist working overtime to help a customer with a problem. I see it when a mailroom clerk, just three weeks on the job, offers me suggestions on how the company can save money and provide better service to our customers. I see it in the charity drives by our employees and agents for under-privileged children in their communities. These are not easily quantified in a profit-and-loss statement, but are nonetheless indispensable to our future success and profitability. I know our agents and customers appreciate it as much as I do. Service to others may lead to financial reward but, with our people, serving others is a value that comes from within and is one that each employee naturally brings with them into the workplace everyday. I feel fortunate to work among such compassionate, caring and dedicated men and women and believe deeply that in this culture of "making a difference in the lives of others," we will build a successful future for our customers and our shareholders, for whom we are "designed to serve." I am grateful for your ongoing support.

James R. Gober, Chairman,
President and Chief Executive Officer

Selected Financial Data

($ in millions, except per share data)	2008	2007	2006	2005	2004
Earnings Statement Data					
Gross written premium	$ 897	$1,019	$ 987	$ 989	$ 940
Net written premium	892	1,014	982	980	918
Net premium earned	922	1,032	949	962	872
Total revenues	931	1,098	1,021	1,053	952
Net earnings	19	72	87	106	96
Realized losses (gains) on investments, after-tax	52	4	(1)	(22)	(9)
Operating earnings	$ 71	$ 76	$ 86	$ 84	$ 87
Per Share—diluted					
Net earnings	$ 1.23	$ 3.87	$ 4.26	$ 5.09	$ 4.62
Operating earnings	$ 4.53	$ 4.06	$ 4.19	$ 4.04	$ 4.18
Average basic common shares outstanding	15.5	18.4	20.3	20.6	20.6
Average diluted common shares outstanding	15.7	18.6	20.5	20.9	20.9
Cash dividend per common share	$ 0.44	$ 0.36	$ 0.30	$ 0.24	$ 0.22
Combined ratio	92.5%	93.5%	90.8%	92.0%	91.9%
Balance Sheet Data					
Total assets	$1,721	$1,917	$2,014	$1,972	$1,945
Debt outstanding	200	199	199	199	199
Shareholders' equity	$ 525	$ 601	$ 665	$ 627	$ 547
Book value per common share	$37.14	$37.11	$33.88	$30.34	$26.60
Return on average common shareholders' equity	3.4%	11.4%	13.5%	18.1%	19.2%
Period-end common shares outstanding	14.1	16.2	19.6	20.6	20.6
Ratios					
Debt to total capital	27.5%	24.9%	23.1%	24.1%	26.7%
Interest coverage	5.9	10.8	12.9	14.5	13.1

Cumulative Total Return

The following graph shows the percentage change in cumulative total shareholder return on Infinity's common stock over the five years ending December 31, 2008 measured by dividing the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment during the periods presented and (B) the difference between Infinity's share price at the end and the beginning of the periods presented by the share price at the beginning of the periods

presented. The graph demonstrates cumulative total returns for Infinity, the Center for Research in Security Prices ("CRSP") Total Return Index for NASDAQ U.S. Index, and the CRSP Total Return Index for the NASDAQ Insurance Stocks (SIC 6330-6339 U.S. Fire, Marine and Casualty Insurance Company) from December 31, 2003 through December 31, 2008.



Cumulative Total Return as of December 31, 2008
(Assumes a $100 investment at the close of trading on December 31, 2003)

	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
IPCC	100.000	107.247	114.190	149.595	112.612	147.121
NASDAQ U.S. Index	100.000	108.835	111.155	122.109	132.420	63.803
NASDAQ Insurance Stocks	100.000	121.409	136.071	153.852	154.170	142.809

Forward-Looking Statements

This report contains certain statements that may be deemed to be "forward-looking statements" that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements in this report not dealing with historical results or current facts are forward-looking and are based on estimates, assumptions, and projections. Statements which include the words "believes," "seeks," "expects," "may," "should," "intends," "likely," "targets," "plans," "anticipates," "estimates" or the negative version of those words and similar statements of a future or forward-looking nature identify forward-looking statements. Examples of such forward-looking statements include

statements relating to expectations concerning market conditions, premium, growth, earnings, investment performance, expected losses, rate changes and loss experience.

Actual results could differ materially from those expected by Infinity depending on: changes in economic conditions and financial markets (including interest rates), the adequacy or accuracy of Infinity's pricing methodologies, actions of competitors, the approval of requested form and rate changes, judicial and regulatory developments affecting the automobile insurance industry, the outcome of pending or new litigation against Infinity, weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions), changes in driving patterns and loss trends. Infinity undertakes no obligation to publicly update or revise any of the forward-looking statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

In 2008, Infinity's revenues were adversely affected by the economic recession. The continued decline in the markets for debt and equity investments resulted in $61.8 million in charges to Infinity for other-than-temporary impairments. Increasing unemployment in Infinity's key Focus States dampened consumer demand for auto insurance leading to a decline in written premium of 11.8% in these states for the year. See Results of Operations—Underwriting—Premium for a more detailed discussion of Infinity's underwriting results.

Net earnings and diluted earnings per share for the twelve months ended December 31, 2008 were $19.3 million and $1.23, respectively, compared with $71.9 million and $3.87, respectively, for the twelve months ended December 31, 2007. The decline in diluted earnings per share is primarily due to $51.4 million of net realized losses during 2008 compared to $3.1 million of net realized losses during 2007. Included in the net realized loss for 2008 is $61.8 million of other-than-temporary impairments on securities compared with $4.0 million of impairments during 2007.

Operating earnings, which exclude realized gains and losses on investments, were $71.1 million for the twelve months ended December 31, 2008, down 6.0% from $75.6 million in 2007. This decrease is primarily attributable to a decline in investment income.

Infinity continued to generate strong underwriting results in 2008 with a GAAP combined ratio of 92.5% at December 31 compared to 93.5% for the same period of 2007. Underwriting results benefited from $29.4 million of favorable development on prior accident period loss and LAE reserves compared with $13.5 million for the twelve months ended December 31, 2007. See Results of Operations—Underwriting—Profitability for a more detailed discussion of Infinity's underwriting results.

The market for personal auto insurance remained competitive in 2008, but is beginning to show signs of firming. Declines in claim frequencies for the industry have slowed while average claim severities continue to increase. Even though Infinity expects this firming trend to continue, Infinity believes that the impact of the economic recession will continue to suppress demand for auto insurance in 2009.

Critical Accounting Policies

(See Note 1—Significant Reporting and Accounting Policies of the Notes to Consolidated Financial Statements)

The preparation of financial statements requires management to make estimates and assumptions that can have a significant effect on amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of insurance reserves, the determination of "other-than-temporary" impairment on investments and accruals for litigation are the areas where the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical.

Insurance Reserves

Insurance reserves, or unpaid losses and LAE, are management's best estimate of (i) the ultimate amounts that will be paid for all claims that have been reported up to the date of the current accounting period but that have not yet been paid, (ii) an estimate of claims that have occurred but have not yet been reported to the Company ("incurred but not reported" or "IBNR"), and (iii) unpaid claim settlement expenses.

IBNR reserves are established for the quarter and year-end based on a quarterly reserve analysis by the Company's actuarial staff. Various standard actuarial tests are applied to subsets of the business at a state, product and coverage basis. Included in the analyses are the following:

■ Paid and incurred extrapolation methods utilizing paid and incurred loss development to predict ultimate losses;

■ Paid and incurred frequency and severity methods utilizing paid and incurred claims count development and paid and incurred development to predict ultimate average frequency (i.e., claims count per auto insured) or ultimate average severity (cost of claim per claim); and

■ Paid and incurred Bornhuetter-Ferguson methods adding expected development to actual paid or incurred experience to project ultimate losses.

For each subset of the business evaluated, each test generates a point estimate based on development factors applied to known paid and incurred claims and claim counts to estimate ultimate paid claims and claim counts. Selections of factors are based on historical loss development patterns with adjustment based on professional actuarial judgment where anticipated development patterns vary from those seen historically. This estimation of IBNR requires selection of hundreds of such factors. A single point estimate for the subset being evaluated is then selected from the results of various tests, based on a combination of simple averages of the point estimates of the various tests and selections based on professional actuarial judgment. During recent years, paid methods have been less reliable as a result of changes in settlement practices, so Infinity has more heavily relied on incurred methods.

While the ultimate liability may be greater or lower than recorded loss reserves, the development period for personal auto coverage is shorter than that associated with many other

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

property and casualty coverages and can therefore be established with less uncertainty than coverages developing over longer periods, such as environmental coverage.

Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors that are subject to significant variation. Infinity estimates liabilities for the costs of losses and LAE for both reported and unreported (IBNR) claims based on historical trends in the following areas adjusted for deviations in such trends:

- Claims settlement and payment practices;
- Business mix;
- Coverage limits and deductibles;
- Inflation trends in auto repair and medical costs; and
- Legal and regulatory trends affecting claims settlements.

Where deviations from historical trends in these key areas exist, when possible, quantitative and qualitative modifications to, or selections of, such factors are made to reflect such deviations. Management analyzes the adequacy of reserves using actuarial data and analytical reserve development techniques, including projections of ultimate paid losses, to determine the ultimate amount of reserves. The list of "key underlying assumptions" provided above are non-exhaustive examples of major factors taken into account in developing these estimates.

Infinity reviews loss reserve adequacy quarterly by accident year at a state and coverage level, while it reviews reserves quarterly for the Assumed Agency Business only at the coverage level. Reserves are adjusted as additional information becomes known. Such adjustments are reflected in current year operations. Loss and LAE reserves are also certified to state regulators annually.

During each quarterly review by the internal actuarial staff, using the additional information obtained with the passage of time, factor selections are updated, which in turn adjust the ultimate loss estimates and held IBNR reserves for the subset of the business and accident periods affected by such updates. The actuarial staff also performs various tests to estimate ultimate average severity and frequency of claims. Severity represents the average cost per claim and frequency represents the number of claims per policy. As an overall review, the staff then evaluates for reasonableness loss and LAE ratios by accident year by state and by coverage.

Factors that can significantly affect actual frequency include, among others, changes in weather, driving patterns or trends and class of driver. Estimates of average frequency can be affected by changes in claims settlement and reserving practices. Loss severity can be affected by auto repair and medical cost inflation, jury awards and changes in policy

limit profiles. Estimation of LAE reserves is subject to variation from factors such as the use of outside adjusters, frequency of lawsuits, claims staffing and experience levels.

Management believes that Infinity's relatively low average policy limit and concentration on the nonstandard auto driver classification help stabilize fluctuations in frequency and severity. For example, approximately 93% of policies included within the nonstandard book of business include only the state-mandated minimum policy limits for bodily injury and property damage, which somewhat mitigates the challenge of estimating average severity. These low limits tend to reduce the exposure of the loss reserves on this coverage to medical cost inflation on severe injuries since the minimum policy limits will limit the total payout.

The Company's management believes that the historical magnitude of adjustments to ultimate losses on an accident year basis are indicative of the sensitivity of currently held loss reserves to changes in underlying assumptions. Over the past eight accident years (the years for which data are readily available), excluding the effect of corporate litigation costs, the combined effects of adjustments to the initial estimate for average ultimate claims frequency and severity have ranged from (5.5)% to 4.3% (averaging (0.4)%).

Ultimate loss estimates, excluding corporate litigation losses, usually experience the greatest adjustment within the first twelve months after the accident year. Accordingly, the highest degree of uncertainty is associated with reserves for the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled, and these elements must be estimated as of the current reporting date. The proportion of losses with these characteristics diminishes in subsequent years.

Applying the eight-year historical variances calculated above to the current 2008 accident year's estimate of ultimate losses, excluding corporate litigation losses, would yield an indication of sensitivity to held reserves from $(30.0) million to $23.5 million, or about (5.5)% to 4.3% of held reserves, generating an impact to after-tax income of $19.5 million to $(15.3) million, respectively. The final outcome may fall below or above these amounts.

Corporate litigation losses represent estimates of losses incurred from actual or threatened litigation by claimants alleging improper handling of claims by the Company, which are commonly known as "bad faith" claims. Oftentimes, the onset of such litigation, subsequent discovery, settlement discussions, trial and appeal may occur several years after the date of the original claim. Because of the infrequent nature of such claims, each case is accrued based on its own merit based on Statement of Financial Accounting

Standard ("SFAS") No. 5 requirements that such accrual be probable and estimable. As such, no estimate is permissible under SFAS 5 for IBNR for threatened litigation yet to occur on accidents with dates prior to the balance sheet date. Consequently, the effect of setting accruals for such items likely will result in unfavorable reserve development in the reserve table below.

Calendar year losses incurred for corporate litigation losses, net of reinsurance, over the past seven calendar years have ranged from $8.2 million to $18.6 million, averaging $12.3 million per year. Gross of reinsurance, corporate litigation losses have ranged from $8.2 million to $21.1 million, averaging $14.9 million over the past seven calendar years.

The following tables present the development of Infinity's loss reserves, net of reinsurance, on a GAAP basis for the calendar years 1998 through 2008. The Infinity table includes the loss reserves of the NSA Group through December 31, 2002, the addition of the Assumed Agency Business on January 1, 2003, and those of Infinity combined for 2003 and all subsequent years. The top line of each table shows the estimated liability for unpaid losses

and LAE recorded at the balance sheet date for the indicated years. The next line, captioned Liability for Unpaid Losses and LAE—as re-estimated at December 31, 2008, shows the re-estimated liability as of December 31, 2008. The remainder of the table presents intervening development as percentages of the initially estimated liability. The development results from additional information and experience in subsequent years. The middle line shows a cumulative deficiency (redundancy) which represents the aggregate percentage increase (decrease) in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods as a percentage of the original loss reserve liability.

These tables do not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative deficiency (redundancy), it should be noted that each percentage includes the effects of changes in amounts for prior periods. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies based on these tables.

INFINITY

(in millions)	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Liability for unpaid loss & LAE:											
As originally estimated*	$589	$543	$630	$611	$719	$707	$669	$610	$568	$590	$524
As re-estimated at December 31, 2008	571	544	716	718	803	718	627	543	519	561	N/A
Liability re-estimated:											
One year later	95.0%	95.3%	98.5%	101.5%	103.2%	99.2%	97.5%	94.9%	97.6%	95.0%	
Two years later	93.6%	92.9%	102.1%	108.7%	107.1%	100.3%	94.2%	91.5%	91.3%		
Three years later	91.0%	94.4%	106.4%	112.1%	108.5%	99.5%	93.7%	89.1%			
Four years later	93.1%	96.0%	108.5%	112.8%	108.4%	100.2%	93.6%				
Five years later	93.8%	97.3%	108.6%	112.9%	109.6%	101.5%					
Six years later	94.4%	97.2%	109.1%	114.8%	111.6%						
Seven years later	94.2%	97.9%	111.0%	117.6%							
Eight years later	94.9%	100.0%	113.7%								
Nine years later	96.9%	100.1%									
Ten years later	97.0%										
Cumulative deficiency (redundancy)	(3.0)%	0.1%	13.7%	17.6%	11.6%	1.5%	(6.4)%	(10.9)%	(8.7)%	(5.0)%	N/A
Cumulative deficiency (redundancy) excluding corporate litigation losses	(6.4)%	(4.3)%	6.2%	8.7%	3.6%	(7.1)%	(14.6)%	(17.6)%	(14.4)%	(8.3)%	N/A
Cumulative paid as of:											
One year later	54.5%	53.0%	53.3%	51.3%	50.3%	48.4%	52.6%	50.3%	48.4%	54.6%	
Two years later	73.2%	69.6%	76.2%	80.3%	77.1%	75.8%	72.6%	66.5%	69.1%		
Three years later	80.6%	81.4%	92.0%	96.3%	94.3%	87.7%	80.1%	77.4%			
Four years later	86.5%	89.4%	100.0%	105.7%	101.5%	91.6%	87.3%				
Five years later	90.6%	93.1%	104.9%	109.2%	103.7%	97.4%					
Six years later	92.1%	95.7%	106.5%	110.4%	108.8%						
Seven years later	93.4%	96.4%	107.3%	115.8%							
Eight years later	93.8%	96.8%	112.2%								
Nine years later	94.1%	99.2%									
Ten years later	96.3%										

*2002 includes $126 resulting from the addition of the Assumed Agency Business.

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

The following is a reconciliation of Infinity's net liability to the gross liability for unpaid losses and LAE (in millions):

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
As originally estimated											
Net liability shown above*	$589	$543	$630	$611	$719	$707	$669	$610	$568	$590	$524
Add reinsurance recoverables	11	10	13	37	33	32	27	16	28	28	21
Gross liability	$600	$553	$643	$648	$752	$739	$696	$626	$596	$618	$545
As re-estimated at December 31, 2008:											
Net liability shown above	$571	$544	$716	$718	$803	$718	$627	$543	$519	$561	N/A
Add reinsurance recoverables	33	44	52	80	75	56	47	36	30	27	N/A
Gross liability	$604	$588	$768	$798	$878	$774	$674	$580	$549	$588	N/A
Gross cumulative deficiency (redundancy)	0.8%	6.4%	19.4%	23.2%	16.7%	4.7%	(3.3)%	(7.3)%	(7.8)%	(4.9)%	N/A
Gross cumulative deficiency (redundancy) excluding corporate litigation losses	(3.9)%	(0.1)%	9.4%	12.1%	6.6%	(6.0)%	(13.4)%	(14.9)%	(14.0)%	(8.5)%	N/A

*2002 includes $126 resulting from the addition of the Assumed Agency Business.

The following table presents (in millions) the development of loss reserves for the Assumed Agency Business through December 31, 2002. Development for 2003 for the Assumed Agency Business is included in the Infinity table above. Under the reinsurance agreement entered into with GAI, Infinity's insurance subsidiaries assumed the net reserves from GAI. Accordingly, gross reserves and net reserves are the same.

ASSUMED AGENCY BUSINESS

	1998	1999	2000	2001	2002
Liability for unpaid losses & LAE:					
As originally estimated	$150	$118	$106	$116	$126
As re-estimated at December 31, 2008	121	116	108	117	N/A
Liability re-estimated:					
One year later	84.1%	102.9%	104.9%	106.8%	
Two years later	86.2%	100.6%	106.8%	101.6%	
Three years later	82.3%	101.1%	102.8%	103.4%	
Four years later	81.7%	98.9%	104.5%	103.7%	
Five years later	80.9%	100.7%	104.2%	101.5%	
Six years later	81.7%	99.8%	102.7%	101.3%	
Seven years later	81.2%	98.8%	102.8%	100.6%	
Eight years later	81.0%	98.9%	102.1%		
Nine years later	80.8%	98.4%			
Ten years later	80.7%				
Cumulative deficiency (redundancy)	(19.3)%	(1.6)%	2.1%	0.6%	
Cumulative paid as of:					
One year later	38.6%	47.5%	47.0%	43.6%	
Two years later	57.9%	69.5%	70.8%	60.2%	
Three years later	69.4%	83.3%	80.8%	79.7%	
Four years later	75.3%	88.1%	91.6%	90.4%	
Five years later	76.4%	93.2%	96.3%	94.6%	
Six years later	78.3%	95.4%	98.6%	97.1%	
Seven years later	79.6%	96.5%	100.0%	98.4%	
Eight years later	80.0%	97.4%	100.9%		
Nine years later	80.4%	97.8%			
Ten years later	80.5%				

During calendar year 2008, Infinity experienced $29.4 million of favorable reserve development, primarily from LAE reserves relating to liability coverages in the California, Florida and Pennsylvania nonstandard programs. In addition, there was favorable development on liability coverages of the Assumed Agency Business.

During calendar year 2007, Infinity experienced $13.5 million of favorable reserve development, primarily from favorable development on prior accident period loss reserves as well as a reduction in LAE estimates due to favorable expense payment patterns on bodily injury coverages in both California and Florida.

During calendar year 2006, Infinity experienced $31.2 million of favorable reserve development. This development came primarily from a reduction in ultimate estimates for average claim severities from accident years 2003–2005 in physical damage and bodily injury coverages. For those years, estimates for ultimate claim frequencies increased slightly.

Other-than-Temporary Losses on Investments

Changes in the fair values of held investment securities are usually recorded as changes in unrealized gains or losses on investments, a component of shareholders' equity. Net earnings are not affected until the disposition of a given security or, if an unrealized loss is deemed to be other-than-temporary, an impairment charge is recorded as a realized capital loss and the cost basis of the security is reduced.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. Factors considered and resources used by management include:

- the length of time the security's market value has been below its cost;

- the extent to which fair value is less than cost basis;

- the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value;

- whether the unrealized loss is credit-driven or a result of changes in market interest rates;

- historical operating, balance sheet and cash flow data contained in issuer SEC filings;

- issuer news releases;

- near-term prospects for improvement in the issuer and/or its industry;

- industry research and communications with industry specialists; and

- third-party research and credit rating reports.

Management regularly evaluates for potential impairment each security position that either has a fair value of less than 95% of its book value, an unrealized loss that equals or exceeds $100,000 or had one or more impairment charges recorded in the past. In addition, management reviews positions held related to an issuer of a previously impaired security. The process of evaluation includes assessments of each item listed above. Since it is not possible to accurately predict if or when a specific security will become other-than-temporarily impaired, total impairment charges could be material to the results of operations in a future period.

Accruals for Litigation

Infinity continually evaluates potential liabilities and reserves for litigation using the criteria established by SFAS 5,

"Accounting for Contingencies." Under this guidance, reserves for loss may only be recorded if the likelihood of occurrence is probable and the amount is reasonably estimable. Management considers each legal action and records reserves for losses in accordance with this guidance. Infinity believes the current assumptions and other considerations used to estimate potential liability for litigation are appropriate. Certain claims and legal actions have been brought against Infinity for which, under the rules described above, no loss has been accrued. While it is not possible to know with certainty the ultimate outcome of these claims or lawsuits, management does not expect them to have a material effect on Infinity's financial condition or liquidity. See Note 14—Legal Proceedings of the Notes to Consolidated Financial Statements for a discussion of the Company's material Legal Proceedings.

Liquidity and Capital Resources

Ratios

The National Association of Insurance Commissioners' ("NAIC") model law for risk-based capital ("RBC") provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2008, the capital ratios of all Infinity insurance subsidiaries exceed the RBC requirements.

Sources of Funds

Infinity is organized as a holding company with all of its operations being conducted by its insurance subsidiaries. Accordingly, Infinity will have continuing cash needs for administrative expenses, the payment of interest on borrowings, shareholder dividends, share repurchases and taxes.

Administrative expenses at the holding company currently average $7.0 million annually since 2003.

At December 31, 2008, Infinity had $200 million principal of senior notes due 2014, bearing a fixed 5.5% interest rate (the "Senior Notes") outstanding. Interest payments on the Senior Notes of $5.5 million are due each February and August through maturity in February 2014. (See Note 3—Long Term Debt of the Notes to Consolidated Financial Statements for more information on the Senior Notes.)

In February 2009, Infinity increased its quarterly dividend to $0.12 per share from $0.11 per share. At this current amount, Infinity's 2009 annualized dividend payments will be approximately $6.8 million.

In October 2006, the Company announced that the Board of Directors approved a share repurchase program expiring on the earlier of December 31, 2008 or the completion of all purchases contemplated by the program, whereby the Company may repurchase up to an aggregate amount of $100 million of its outstanding common shares. Effective

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

July 24, 2008, Infinity's Board of Directors approved an additional $74.3 million to be added to the remaining share repurchase authority, bringing the total share repurchase authority as of that date to $100.0 million, and extended the date to execute this program to December 31, 2009. During 2007, excluding the accelerated share repurchase mentioned below, Infinity repurchased 1,032,479 shares at an average cost, excluding commissions, of $43.03. During 2008, Infinity repurchased 2,087,900 shares at an average cost, excluding commissions, of $41.97. As of December 31, 2008, Infinity had $41.4 million of authority remaining under this program.

On September 7, 2007, Infinity repurchased 2,554,932 shares through an accelerated share repurchase ("ASR"). The shares were purchased from a dealer at $39.14 per share for an initial total cost of $100 million. The dealer purchased an equivalent number of shares from October 8, 2007 through June 16, 2008. Upon completion of the repurchase efforts, Infinity was required to pay a price adjustment of $767,957 to the dealer, in either cash or shares of common stock, based on the volume weighted average price of Infinity's common stock during the period of the ASR purchases. Infinity elected to pay this adjustment in cash.

Funds to meet expenditures at the holding company come primarily from dividends from the insurance subsidiaries as well as cash and investments held by the holding company.

As of December 31, 2008, Infinity had $137.4 million of cash and investments. In 2008, Infinity's insurance subsidiaries paid Infinity $70.0 million in dividends. In 2009, Infinity's insurance subsidiaries may pay to Infinity up to $43.0 million in ordinary dividends without prior regulatory approval.

In August 2005, Infinity entered into an agreement for a $50 million three-year revolving credit facility (the "Credit Agreement") that requires Infinity to meet certain financial and other covenants. Infinity renewed this agreement on August 31, 2008 on substantially similar terms. Infinity is currently in compliance with all covenants under the Credit Agreement. At December 31, 2008 and 2007, there were no borrowings outstanding under the Credit Agreement.

Infinity's insurance subsidiaries generate liquidity to satisfy their obligations, primarily by collecting and investing premium in advance of paying claims. Infinity's insurance subsidiaries had positive cash flow from operations of approximately $27.0 million in 2008, $74.0 million in 2007 and $28.5 million in 2006. In addition, to satisfy their obligations, Infinity's insurance subsidiaries generate cash from maturing securities from their combined $943.2 million fixed maturity portfolio.

Management believes that cash and investment balances, cash flows from operations or borrowings, and maturities and sales of investments are adequate to meet the future liquidity needs for Infinity and its insurance subsidiaries.

Contractual Obligations
Infinity and its insurance subsidiaries' contractual obligations as of December 31, 2008, are (in thousands):

Due in:	Long-Term Debt & Interest	Operating Leases	Loss and LAE Reserves[a]	Postretirement Benefit Payments[b]	Total
2009	$ 11,000	$20,323	$297,147	$ 241	$328,711
2010–2011	22,000	26,087	162,642	533	211,262
2012–2013	22,000	13,391	48,090	553	84,034
2014 and after	205,500	15,516	36,877	1,391	259,284
Total	$260,500	$75,317	$544,756	$2,718	$883,291

(a) The payout pattern for reserves for losses and LAE is based upon historical payment patterns and do not represent actual contractual obligations. The timing and amounts ultimately paid can and will vary from these estimates, as discussed above under "Critical Accounting Policies" and in Note 1—Significant Reporting and Accounting Policies of the Notes to Consolidated Financial Statements.

(b) The payments for postretirement benefits do not represent actual contractual obligations. The payments presented represent the best estimate of future contributions.

Investments

General

Infinity's Audit Committee has approved investment guidelines for the Company and its wholly-owned subsidiaries. The guidelines specifically address overall investment objectives, permissible assets, prohibited assets, permitted exceptions to the guidelines and credit quality.

Infinity engages two unaffiliated money managers for its fixed income portfolio and a Vanguard exchange-traded fund designed to track the MSCI U.S. Broad Market Index for the equity portfolio. The investment managers conduct, in accordance with the Company's investment guidelines, all of the investment purchases and sales for the Company and its subsidiaries. The Company's Chief Financial Officer and the Audit Committee, at least quarterly, review the performance of the portfolio management and compliance with the Company's investment guidelines. Physical custody of securities is maintained at national banks unaffiliated with the money managers.

Infinity's consolidated investment portfolio at December 31, 2008 contained $1.0 billion in fixed maturity securities and $31.2 million in equity securities, all carried at fair value with unrealized gains and losses reported as a separate component of shareholders' equity on an after-tax basis. At December 31, 2008, Infinity had pre-tax net unrealized gains of $8.1 million on fixed maturities and no unrealized gains or losses on equity securities. Combined, the pre-tax net unrealized gain decreased by $3.9 million for the twelve months ended December 31, 2008 from the same period of 2007.

Approximately 96% of the fixed maturities that Infinity held at December 31, 2008 were rated "investment grade" (credit rating of AAA to BBB) by nationally recognized rating agencies. The average credit rating of Infinity's fixed maturity portfolio was AA at December 31, 2008. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or non-investment grade.

Management believes that a high quality investment portfolio is more likely to generate a stable and predictable investment return.

Since all of these securities are carried at fair value in the balance sheet, there is virtually no effect on liquidity or financial condition upon the sale and ultimate realization of unrealized gains and losses. The average duration of Infinity's fixed maturity portfolio was 3.01 years at December 31, 2008.

Fair values of instruments are based on (i) quoted prices in active markets for identical assets (Level 1), (ii) quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs are observable in active markets (Level 2) or (iii) valuations derived from valuation techniques in which one or more significant inputs are unobservable in the marketplace (Level 3).

Level 1 securities are U.S. Treasury securities and an exchange-traded fund that makes up Infinity's equity portfolio. Level 2 securities are comprised of securities whose fair value was determined using observable market inputs. Level 3 securities are comprised of (i) securities for which there is no active or inactive market for similar instruments, (ii) securities whose fair value is determined based on unobservable inputs and (iii) securities, other than securities backed by the U.S. Government, that are not rated by a Nationally Recognized Statistical Rating Organization.

The Company's procedures for validating market prices obtained from third parties include, but are not limited to, periodic review of model pricing methodologies and periodic testing of sales activity to determine if there are any significant differences between the market price used to value the security as of the balance sheet date and the sales price of the security for sales that occurred around the balance sheet date.

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

Summarized information for Infinity's investment portfolio at December 31, 2008 follows (in thousands):

	Amortized Cost	Fair Value	% of Total Fair Value
Fixed maturities:			
U.S. government and agencies:			
U.S. government	$ 159,031	$ 168,263	15.8%
Government sponsored agencies	33,210	34,861	3.3%
Total U.S. government and agencies	192,240	203,124	19.1%
State and municipal	217,951	220,598	20.7%
Mortgage-backed securities ("MBS"), collateralized mortgage obligations ("CMO"), asset-backed securities ("ABS") and collateralized loan obligations ("CLO"):			
Residential mortgage-backed securities	129,664	134,932	12.7%
Commercial mortgage-backed securities	37,754	35,488	3.3%
Collateralized mortgage obligations:			
Planned amortization class	126,580	124,387	11.7%
Sequentials	17,773	15,930	1.5%
Whole loan	12,137	11,620	1.1%
Scheduled	3,242	3,242	0.3%
Accretion directed	1,671	1,671	0.2%
Junior tranche	696	768	0.1%
Total collateralized mortgage obligations	162,100	157,619	14.8%
Asset-backed securities secured by:			
Equipment leases	9,260	9,254	0.9%
Home equity loans	7,083	7,060	0.7%
Auto loans	4,305	4,059	0.4%
Credit card receivables	1,838	1,770	0.2%
Total asset-backed securities	22,486	22,144	2.1%
Collateralized loan obligations	440	434	0.0%
Total MBS, CMO, ABS and CLO	352,444	350,618	33.0%
Corporates			
Investment grade	218,713	216,824	20.4%
Non-investment grade	42,773	41,074	3.9%
Total corporates	261,486	257,898	24.3%
Total fixed maturities	1,024,121	1,032,237	97.1%
Equity securities	31,157	31,157	2.9%
Total investment portfolio	$1,055,278	$1,063,394	100.0%

Investments in MBS and CMO represented 32% of Infinity's fixed maturity portfolio at December 31, 2008. These securities are, in periods of rising interest rates, subject to significant extension risk due to the fact that mortgages may be repaid more slowly than expected as borrowers postpone refinancing in anticipation of lower fixed rates in the future. In periods of falling interest rates, these securities are subject to significant prepayment risk due to the fact that mortgages may be repaid more quickly than expected as borrowers accelerate refinancing in anticipation of higher fixed rates in the future. As of December 31, 2008, all of Infinity's MBS and CMO are rated "BBB" or better by a nationally recognized rating agency.

The following table presents the credit rating and fair value of Infinity's MBS and CMO portfolio at December 31, 2008, excluding Government Sponsored Enterprises ("GSE"), by deal origination year (in thousands):

Deal Origination Year	Rating					Fair Value	% of Total Exposure
	AAA	AA	A	BBB	Non-Investment Grade		
1999	—	768	—	—	—	768	0.6%
2002	6,526	—	—	—	—	6,526	5.0%
2003	18,136	1,742	—	—	—	19,878	15.3%
2004	30,040	—	—	—	—	30,040	23.1%
2005	58,758	—	—	2,116	—	60,874	46.9%
2006	9,398	638	—	1,708	—	11,744	9.0%
Total Fair Value	122,859	3,149	—	3,824	—	129,830	100.0%
% of Total Fair Value	94.6%	2.4%	0.0%	2.9%	0.0%	100.0%	

The following table presents the credit rating and fair value of Infinity's GSE portfolio at December 31, 2008 by deal origination year (in thousands):

Deal Origination Year	Rating					Fair Value	% of Total Exposure
	AAA	AA	A	BBB	Non-Investment Grade		
2002	12,485	—	—	—	—	12,485	6.3%
2003	23,239	—	—	—	—	23,239	11.7%
2004	15,265	—	—	—	—	15,265	7.7%
2005	12,287	—	—	—	—	12,287	6.2%
2007	43	—	—	—	—	43	0.0%
2008	134,889	—	—	—	—	134,889	68.1%
Total Fair Value	198,208	—	—	—	—	198,208	100.0%
% of Total Fair Value	100.0%	0.0%	0.0%	0.0%	0.0%	100.0%	

The following table presents the credit rating and fair value of Infinity's ABS and CLO portfolio at December 31, 2008 by deal origination year (in thousands):

Deal Origination Year	Rating					Fair Value	% of Total Exposure
	AAA	AA	A	BBB	Non-Investment Grade		
2001	75	—	—	—	—	75	0.3%
2002	650	—	—	—	—	650	2.9%
2003	1,207	—	—	—	—	1,207	5.3%
2004	3,273	—	—	—	—	3,273	14.5%
2005	434	—	863	2,506	—	3,803	16.8%
2006	—	—	554	2,950	—	3,504	15.5%
2007	—	—	8,605	1,249	—	9,853	43.6%
2008	—	212	—	—	—	212	0.9%
Total Fair Value	5,639	212	10,022	6,704	—	22,578	100.0%
% of Total Fair Value	25.0%	0.9%	44.4%	29.7%	0.0%	100.0%	

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The following table presents the yields of Infinity's investment portfolios based on quarterly investment balances as reflected in the financial statements.

	Twelve Months Ended December 31,		
	2008	2007	2006
Yield on fixed income securities:			
Excluding realized gains and losses	**4.7%**	5.0%	5.1%
Including realized gains and losses	**2.1%**	4.5%	5.0%
Yield on equity securities:			
Excluding realized gains and losses	**1.9%**	2.4%	2.4%
Including realized gains and losses	**(38.8)%**	9.0%	7.9%
Yield on all investments:			
Excluding realized gains and losses	**4.6%**	4.9%	5.0%
Including realized gains and losses	**0.6%**	4.7%	5.1%

Fixed Maturity Investments

The table below sets forth the scheduled maturities of fixed maturity securities at December 31, 2008 based on their fair values (in thousands). Securities that do not have a single maturity date are reported at average maturity. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

	Fair Value				Amortized Cost
Maturity (in thousands)	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities	All Fixed Maturity Securities
One year or less	$ 64,740	$ 14,245	$ 6,292	$ 85,277	$ 84,192
After one year through five years	276,292	105,644	15,794	397,730	391,189
After five years through ten years	89,936	37,250	15,748	142,934	141,366
After ten years	37,283	17,086	1,310	55,679	54,929
MBS, CMO, ABS and CLO	211,058	86,565	52,995	350,618	352,444
Total fixed maturities	$679,309	$260,791	$92,138	$1,032,237	$1,024,121

Exposure to Market Risk

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Infinity's exposures to market risk relate primarily to its investment portfolio, which is exposed primarily to interest rate risk and credit risk and, to a lesser extent, equity price risk.

The fair value of Infinity's fixed maturity portfolio is directly impacted by changes in market interest rates; generally, the fair value of fixed income investments moves inversely with movements in market interest rates. Infinity's fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. This portfolio composition allows flexibility in reacting to fluctuations of interest rates. In addition, the risk of loss in fair value is partially mitigated by higher market rates available for new funds available for investment. The portfolios of Infinity's insurance companies are managed to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations.

Interest Rate Risk

The fair values of Infinity's fixed maturity investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases, respectively, in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

The following table summarizes the estimated effects of hypothetical increases and decreases in interest rates resulting from parallel shifts in market yield curves on Infinity's fixed maturity portfolio and long-term debt. It is assumed that the effects are realized immediately upon the change in interest rates. The hypothetical changes in market interest rates do not reflect what could be deemed best or worst case scenarios. Variations in market interest rates could produce significant changes in the timing of repayments due to prepayment options available. For these reasons, actual results might differ from those reflected in the table.

	Sensitivity to Instantaneous Interest Rate Changes (basis points)						
(in thousands)	(200)	(100)	(50)	0	50	100	200
Fair value of fixed maturity portfolio	$1,087,772	$1,061,656	$1,047,308	$1,032,237	$1,016,547	$1,000,341	$966,380
Fair value of long-term debt	195,382	187,010	182,984	179,063	175,240	171,515	164,346

The following table provides information about Infinity's fixed maturity investments at December 31, 2008 which are sensitive to interest rate risk. The table shows expected principal cash flows by expected maturity date for each of the five subsequent years and collectively for all years thereafter. Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. MBS, CMO, CLO, ABS and sinking fund issues are included based on maturity year adjusted for expected payment patterns.

(in thousands)

For the twelve months ended December 31,	MBS, CMO, CLO and ABS only	Excluding MBS, CMO, CLO and ABS	Total
2009	$145,892	$ 99,784	$ 245,676
2010	88,671	110,854	199,525
2011	67,623	104,201	171,823
2012	28,667	125,354	154,021
2013	9,763	83,492	93,255
Thereafter	35,217	152,992	188,208
Total	375,832	676,676	1,052,508
Fair Value	350,618	681,619	1,032,237

The cash flows presented take into consideration historical relationships of market yields and prepayment rates. However, given the current economic environment the actual prepayment rate may differ than historical trends resulting in actual principal cash flows that differ from those presented above.

Credit Risk

Credit risk is managed by diversifying the portfolio to avoid concentrations in any single industry group or issuer and by limiting investments in securities with lower credit ratings. The largest investment in any one fixed income security, excluding U.S. governments and agencies securities, is $10.1 million or 1.0% of the fixed income investment portfolio. The top five investments make up 4.2% of the fixed income portfolio. The fair value of non-performing fixed maturities, securities that have not produced investment income during the previous twelve months, was $0.3 million or 0.02% of the $1.1 billion portfolio as of December 31, 2008.

The following table shows Infinity's fixed maturity securities, by NAIC designation and comparable Standard & Poor's Corporation rating as of December 31, 2008 (in thousands):

NAIC Rating	Comparable S&P Rating	Amortized Cost	Fair Value	%
1	AAA, AA, A	$ 927,808	$ 939,230	91.0%
2	BBB	53,540	51,934	5.0%
	Total investment grade	$ 981,348	$ 991,163	96.0%
3	BB	$ 26,366	$ 25,032	2.4%
4	B	14,292	13,856	1.3%
5	CCC, CC, C	1,925	1,925	0.2%
6	D	191	261	0.0%
	Total non-investment grade	$ 42,773	$ 41,074	4.0%
	Total	$1,024,121	$1,032,237	100.0%

Since the second half of 2007, the mortgage industry has experienced a rise in mortgage delinquencies and foreclosures, particularly among lower quality exposures ("subprime" and "Alt-A"). As a result, many securities with underlying sub-prime and Alt-A mortgages as collateral experienced significant drops in market value. Infinity has only modest exposure to these types of investments. At December 31, 2008, Infinity's fixed maturity portfolio included 13 securities, or 1.7% of the total market value of the fixed income portfolio, with exposure to sub-prime and Alt-A mortgages. Although these securities have sub-prime mortgages as underlying collateral, nine have AAA ratings. The remaining four securities have a combined market value of $7.1 million and are all rated BBB or above.

In early 2008, several municipal bond insurers had their credit ratings downgraded or placed under review by one or more Nationally Recognized Statistical Rating Organizations. These downgrades were a result of a perceived weakening of the insurers' financial strength as a result of losses incurred on mortgage-backed and asset-backed securities. These securities experienced increased delinquencies and defaults as a result of a weakening economy and housing market in particular.

Infinity's investment portfolio consists of $220.6 million of municipal bonds, of which $148.7 million are insured. Of the insured bonds, 34% are insured with FSA, 26% with MBIA, 22% with AMBAC, 17% with FGIC, and 1% with Assured

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

Guaranty. The following table presents the underlying ratings, represented by the lower of Standard and Poor's, Moody's or Fitch's ratings, of the insured municipal bond portfolio (in thousands):

Rating	Insured Fair Value	Insured % of Fair Value	Uninsured Fair Value	Uninsured % of Fair Value	Total Fair Value	Total % of Fair Value
AAA	$ 16,217	10.9%	$35,799	49.8%	$ 52,015	23.6%
AA+, AA, AA–	55,940	37.6%	26,607	37.0%	82,547	37.4%
A+, A, A–	69,602	46.8%	7,491	10.4%	77,093	34.9%
BBB+, BBB, BBB–	5,128	3.4%	2,000	2.8%	7,128	3.2%
NR	1,815	1.2%	—	—	1,815	0.8%
Total	$148,702	100.0%	$71,896	100.0%	$220,598	100.0%

Equity Price Risk

Equity price risk is the potential economic loss from adverse changes in equity security prices. Infinity's exposure to equity price risk is limited as its equity investments comprise only 2.9% of its total investment portfolio. At December 31, 2008, Infinity's equity portfolio was $31.2 million.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," Infinity performs impairment test procedures for goodwill on an annual basis. These procedures require Infinity to calculate the fair value of goodwill, compare the result to its carrying value and record the amount of any shortfall as an impairment charge. Infinity performed this test as of September 30, 2008 using a variety of methods, including estimates of future discounted cash flows and comparisons of the market value of Infinity to its major competitors as well as the overall market. The September 30, 2008 test results indicated that there was no impairment charge required at that date. Additionally, there was no indication of impairment at December 31, 2008.

Results of Operations
Underwriting
Premium

Infinity's net earned premium is as follows ($ in thousands):

	Twelve months ended December 31, 2008	2007	$ Change	% Change
Net Earned Premium				
Gross written premium				
Personal Auto Insurance:				
Focus States				
Urban Zones	**$686,069**	$ 759,152	$ (73,083)	(9.6)%
Non-Urban Zones	**109,638**	142,969	(33,331)	(23.3)%
Total Focus States	**795,707**	902,121	(106,414)	(11.8)%
Maintenance States	**33,976**	50,243	(16,267)	(32.4)%
Other States	**2,368**	7,419	(5,051)	(68.1)%
Subtotal	**832,051**	959,783	(127,732)	(13.3)%
Commercial Vehicle	**42,795**	37,537	5,258	14.0%
Classic Collector	**21,253**	20,089	1,164	5.8%
Other	**803**	1,602	(799)	(49.9)%
Total gross written premium[1]	**896,902**	1,019,011	(122,109)	(12.0)%
Ceded reinsurance and effects of unearned premium transfers	**(4,812)**	(4,749)	(63)	1.3%
Net written premium	**892,090**	1,014,262	(122,172)	(12.0)%
Change in unearned premium	**30,361**	17,302	13,059	75.5%
Net Earned Premium	**$922,451**	$1,031,564	$(109,113)	(10.6)%

| | Twelve months ended December 31, | | | |
	2007	2006	$ Change	% Change
Net Earned Premium				
Gross written premium				
Personal Auto Insurance:				
Focus States				
Urban Zones	$ 759,152	$671,679	$ 87,473	13.0%
Non-Urban Zones	142,969	167,360	(24,391)	(14.6)%
Total Focus States	902,121	839,039	63,082	7.5%
Maintenance States	50,243	62,051	(11,808)	(19.0)%
Other States	7,419	17,476	(10,057)	(57.5)%
Subtotal	959,783	918,566	41,217	4.5%
Commercial Vehicle	37,537	43,160	(5,623)	(13.0)%
Classic Collector	20,089	18,402	1,687	9.2%
Other	1,602	6,613	(5,011)	(75.8)%
Total gross written premium[1]	1,019,011	986,741	32,270	3.3%
Ceded reinsurance and effects of unearned premium transfers	(4,749)	(4,551)	(198)	4.4%
Net written premium	1,014,262	982,190	32,072	3.3%
Change in unearned premium	17,302	(33,525)	50,827	(151.6)%
Net Earned Premium	$1,031,564	$948,665	$ 82,899	8.7%

(1) 2008, 2007 and 2006 exclude less than $(0.1) million, $0.1 million and $5.0 million, respectively, of premium written on behalf of other companies. 2006 also excludes $0.7 million of unearned premium transfers.

The following table shows Infinity's policies-in-force:

| | As of December 31, | | | |
	2008	2007	Change	%
Policies-in-Force				
Personal Auto Insurance:				
Focus States				
Urban Zones	**585,262**	600,620	(15,358)	(2.6)%
Non-Urban Zones	**78,758**	98,009	(19,251)	(19.6)%
Total Focus States	**664,020**	698,629	(34,609)	(5.0)%
Maintenance States	**26,355**	35,928	(9,573)	(26.6)%
Other States	**1,307**	3,071	(1,764)	(57.4)%
Subtotal	**691,682**	737,628	(45,946)	(6.2)%
Commercial Vehicle	**19,605**	14,149	5,456	38.6%
Classic Collector	**61,416**	59,941	1,475	2.5%
Other	**295**	881	(586)	(66.5)%
Total	**772,998**	812,599	(39,601)	(4.9)%

| | As of December 31, | | | |
	2007	2006	Change	%
Policies-in-Force				
Personal Auto Insurance:				
Focus States				
Urban Zones	600,620	532,259	68,361	12.8%
Non-Urban Zones	98,009	122,944	(24,935)	(20.3)%
Total Focus States	698,629	655,203	43,426	6.6%
Maintenance States	35,928	48,136	(12,208)	(25.4)%
Other States	3,071	9,978	(6,907)	(69.2)%
Subtotal	737,628	713,317	24,311	3.4%
Commercial Vehicle	14,149	14,636	(487)	(3.3)%
Classic Collector	59,941	58,439	1,502	2.6%
Other	881	3,885	(3,004)	(77.3)%
Total	812,599	790,277	22,322	2.8%

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

2008 compared to 2007

Gross written premium decreased 12.0% during the twelve months ended December 31, 2008 compared with the twelve months ended December 31, 2007. During 2008, Infinity implemented 52 rate revisions in various states with an overall rate impact of a 2.4% decrease. This overall rate decrease is primarily a result of the 10.4% rate decrease implemented January 1, 2008 in Infinity's largest program in California in response to the amended rate approval regulations in that state. Excluding California, overall rates increased 7.3%. Policies-in-force at December 31, 2008 decreased 4.9% compared with December 31, 2007. Gross written premium declined more than policies-in-force due to a shift in the business mix to more liability only policies, which have lower average premium.

During 2008, personal auto insurance gross written premium in Infinity's nine Focus States decreased 11.8% compared with 2007. This decline in gross written premium is primarily a result of declines in California, Connecticut, Florida and Georgia. In California, gross written premium declined 13.5% during the twelve months ended December 31, 2008 as compared with the same period of 2007. Infinity believes that, in addition to the rate decrease on Infinity's largest program in California, gross written premium declined, in part, because the compulsory automobile insurance laws in California have not been actively enforced. Infinity believes that individuals are allowing their automobile insurance policies to lapse due to this lack of enforcement. Gross written premium may also be affected by the impact of the economic slowdown on the buying behavior of individuals with regard to automobile insurance. In an effort to improve profitability, Infinity increased rates 16.2% during 2007 and another 5.1% during 2008 in Connecticut contributing to a 46.9% decline in gross written premium during the twelve months ended December 31, 2008 as compared with the same period of 2007. Gross written premium in Florida declined 16.6% during 2008 as compared with 2007. Although gross written premium in Miami, Infinity's new urban zone, increased during the twelve months ended December 31, 2008 as compared with the same period of 2007, the remaining Florida urban zones declined. The decline in gross written premium is due primarily to Infinity raising rates 13.5% during 2007, and another 15.1% in 2008 to improve profitability in Florida. A decline in Georgia's gross written premium of 22.1% during the year ended 2008 compared with the same period of 2007 is primarily a result of a reduction in the amount of business written in non-urban zones in the state.

Partially offsetting the decline in premium in California, Connecticut, Florida and Georgia during 2008 were increases in gross written premium in Nevada and Texas.

Nevada's gross written premium increased 36.2% during 2008 primarily as a result of continued marketing efforts in addition to Infinity's rate stability while competitors increased their rates. Gross written premium in Texas increased 20.6% during the twelve months ended December 31, 2008 as compared with the same period of 2007, including growth in Dallas, Fort Worth, Houston and San Antonio—all four of Infinity's Texas urban zones. New agent appointments and advertising have contributed to gross written premium growth in Texas.

Gross written premium in the Maintenance States declined 32.4% during 2008 with declines in all Maintenance States other than Tennessee. Infinity has increased rates in several of the Maintenance States over the last twelve months in an effort to improve profitability.

Infinity's Commercial Vehicle gross written premium increased 14.0% during the twelve months ended December 31, 2008 as compared with the same period of 2007. During 2007, Infinity revised its rating structure and reintroduced the program in states such as California, Connecticut, Georgia and Texas. In addition, increased marketing and advertising led to the growth in gross written premium.

Gross written premium for the Classic Collector book of business grew 5.8% during the twelve months ended December 31, 2008 as compared with the same period of 2007 as gross written premium grew in eight of Infinity's nine Focus States.

2007 compared to 2006

Gross written premium for the year ended December 31, 2007 increased 3.3% compared to the twelve months ended 2006. During the first six months of 2007, gross written premium grew 14.6% primarily from growth in California as Infinity continued to benefit from new policies issued as a result of the California Department of Motor Vehicles implementation of electronic enforcement of compulsory insurance laws that were effective October 1, 2006. However, during the last six months of 2007 premium declined 7.8% as the implementation of electronic enforcement in California was completed September 30, 2007 and as a result of slowing new business application counts in states such as Arizona, Connecticut and Florida. During 2007, Infinity implemented 52 rate revisions in various states with an overall rate increase of 3.3%. Infinity's policies-in-force at December 31, 2007 increased 2.8% compared to December 31, 2006.

Personal auto insurance in Infinity's nine Focus States increased 7.5% for the year ended December 31, 2007 compared with 2006, primarily from growth in Arizona, California, Nevada and Texas. The 9.3% gross premium

growth in California was primarily attributable to the 21.2% growth during the first six months of 2007 compared with the same period in 2006, during which time Infinity continued to benefit from new policies issued as a result of electronic enforcement of compulsory insurance laws. However, as expected, premium growth slowed during the third quarter of 2007 to 8.3% and declined 11.5% in the fourth quarter of 2007 as the implementation of electronic enforcement was completed on September 30, 2007. In addition, slowing new application counts, due in part to rate decreases taken by competitors, contributed to the decline in California during the fourth quarter of 2007.

Personal auto gross written premium growth in Arizona of 26.6% during the twelve months ended December 31, 2007 as compared with the same period in 2006 was primarily attributable to continued penetration in the Phoenix Urban Zone. However, gross written premium in the fourth quarter of 2007 in Arizona was down compared to the fourth quarter of 2006. Infinity believes this decline in gross written premium in the fourth quarter to be in part due to stricter immigration laws being enforced in Arizona.

Gross written premium in Texas grew in each of the four quarters of 2007 as compared to 2006. Gross written premium for the twelve months ended December 31, 2007 grew 30.1% compared to the same period in 2006. The growth can be attributed primarily to further penetration in the targeted Urban Zones of Dallas, Houston and San Antonio. Infinity's gross written premium in Nevada continued to grow throughout 2007 following the introduction of the Low Cost and Value-Added products in Las Vegas in March 2006.

Offsetting gross written premium growth in Arizona, California, Nevada and Texas were declines in gross written premium in Connecticut and Florida. Infinity raised rates 16.2% in Connecticut and 13.5% in Florida during the twelve months ending December 31, 2007, which slowed new business production. Gross written premium in Florida was also negatively impacted by the sunset of the mandatory personal injury protection ("PIP") coverage on October 1, 2007. Although the Florida legislature eventually reinstated PIP as a mandatory coverage, the new requirement did not go into effect until January 1, 2008 and Infinity believes as a result, fewer consumers were purchasing PIP coverage in the fourth quarter of 2007.

Personal auto gross written premium in Infinity's 22 targeted Urban Zones grew 13.0% during 2007 compared with 2006, with 15 of the 22 Urban Zones posting gross written premium growth. Gross written premium in the Non-Urban Zones declined 14.6% during 2007 as compared with 2006. This decline is primarily a result of a decline in Florida and Georgia's Non-Urban Zones as a result of rate increases and redirecting market efforts to the targeted Urban Zones in those states.

Personal auto premium in Infinity's Maintenance states declined 19.0% during the twelve months ended December 31, 2007 compared with the same period in 2006 primarily as a result of declines in Alabama, Mississippi and South Carolina. To improve profitability, Infinity increased rates in South Carolina by 5.2% during the fourth quarter of 2006 and raised rates in 2007 by 7.6% and 4.2% in Alabama and Mississippi, respectively, which slowed new business production.

Gross written premium for the Commercial Vehicle program declined 13.0% during the twelve months ended December 31, 2007 compared with 2006. Premium growth in California and Georgia was more than offset by a decline in premium in Florida and New York. To improve profitability, Infinity increased rates in Florida by 9.3% during the fourth quarter of 2006 and another 1.7% during July 2007.

Classic Collector gross written premium increased 9.2% during the twelve months ended December 31, 2007, compared with the same period in 2006, primarily as a result of premium growth in California, Florida and Texas.

Ceded reinsurance and the effects of unearned premium transfers grew by 4.4% during the twelve months ended December 31, 2007 compared with the same period in 2006. The increase is a result of a one-time unearned premium transfer of $0.7 million in 2006. Excluding this unearned premium transfer, ceded reinsurance premium declined 9.6%. Infinity maintains an excess loss reinsurance treaty for higher limits personal auto liability coverages. Premium ceded under this treaty declined during 2007 as Infinity sold the renewal rights on the Connecticut book of business assumed from Great American Insurance Company, which consisted predominately of higher policy limits for standard and preferred business.

Profitability
A key operating performance measure of insurance companies is underwriting profitability, as opposed to overall profitability or net earnings. Underwriting profitability is measured by the combined ratio. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income, other expenses or federal income taxes.

While financial data is reported in accordance with GAAP for shareholder and other investment purposes, data is reported on a statutory basis for insurance regulatory purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Infinity evaluates underwriting profitability based on a combined ratio calculated using statutory accounting principles. The statutory combined ratio represents the sum of the following ratios: (i) losses and LAE incurred as a percentage of net earned premium and (ii) underwriting expenses incurred as a percentage of net written premium. Certain expenses are treated differently under statutory and GAAP accounting principles. Under GAAP, commissions, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized as deferred

policy acquisition costs and amortized on a pro rata basis over the period in which the related premium are earned; on a statutory basis these items are expensed as incurred. Costs for computer software developed or obtained for internal use are capitalized under GAAP and amortized over their useful life, rather than expensed as incurred, as required for statutory purposes. Additionally, bad debt charge-offs on agent balances and premium receivables are included only in the GAAP combined ratios.

Twelve months ended December 31,

	2008			2007			Change		
	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio
Personal Auto Insurance:									
Focus States:									
Urban Zones	71.9%	19.8%	91.8%	72.7%	19.6%	92.3%	(0.8)%	0.3%	(0.6)%
Non-Urban Zones	75.4%	21.3%	96.7%	82.5%	22.7%	105.3%	(7.1)%	(1.5)%	(8.6)%
Total Focus States	72.4%	20.0%	92.4%	74.4%	20.1%	94.5%	(2.0)%	—	(2.1)%
Maintenance States	61.8%	23.4%	85.1%	63.5%	24.7%	88.2%	(1.8)%	(1.3)%	(3.1)%
Other States	28.4%	36.8%	65.3%	(7.0)%	31.4%	24.5%	35.4%	5.4%	40.8%
Subtotal	71.8%	20.2%	92.0%	72.9%	20.4%	93.3%	(1.1)%	(0.2)%	(1.3)%
Commercial Vehicle	82.2%	21.6%	103.8%	38.2%	24.0%	62.2%	44.0%	(2.4)%	41.6%
Classic Collector	43.4%	41.7%	85.1%	38.4%	49.1%	87.5%	4.9%	(7.3)%	(2.4)%
Other	NM	NM	NM	NM	NM	NM	NM	NM	NM
Total statutory ratios	70.3%	20.9%	91.2%	70.6%	21.2%	91.8%	(0.2)%	(0.3)%	(0.6)%
GAAP ratios	70.3%	22.2%	92.5%	70.5%	23.0%	93.5%	(0.2)%	(0.8)%	(1.0)%

Twelve months ended December 31,

	2007			2006			Change		
	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio
Personal Auto Insurance:									
Focus States:									
Urban Zones	72.7%	19.6%	92.3%	N/A	N/A	N/A	N/A	N/A	N/A
Non-Urban Zones	82.5%	22.7%	105.3%	N/A	N/A	N/A	N/A	N/A	N/A
Total Focus States	74.4%	20.1%	94.5%	66.5%	21.1%	87.6%	7.9%	(1.0)%	6.9%
Maintenance States	63.5%	24.7%	88.2%	79.4%	23.7%	103.1%	(15.9)%	0.9%	(14.9)%
Other States	(7.0)%	31.4%	24.5%	11.1%	25.8%	36.8%	(18.1)%	5.7%	(12.4)%
Subtotal	72.9%	20.4%	93.3%	66.1%	21.3%	87.4%	6.8%	(0.9)%	5.9%
Commercial Vehicle	38.2%	24.0%	62.2%	89.0%	18.9%	107.9%	(50.8)%	5.2%	(45.6)%
Classic Collector	38.4%	49.1%	87.5%	40.7%	45.7%	86.4%	(2.3)%	3.4%	1.1%
Other	NM	NM	NM	NM	NM	NM	NM	NM	NM
Total statutory ratios	70.6%	21.2%	91.8%	67.0%	21.7%	88.7%	3.6%	(0.5)%	3.1%
GAAP ratios	70.5%	23.0%	93.5%	67.0%	23.8%	90.8%	3.5%	(0.8)%	2.7%

NM: not meaningful due to the low premium for these lines.

2008 compared to 2007

Overall, the statutory combined ratio for the year ended December 31, 2008 of 91.2% improved slightly from the 91.8% for 2007. For the twelve months ended December 31, 2008, Infinity had $29.4 million of favorable development on prior accident period loss and LAE reserves compared with $13.5 million of favorable development for the year ended December 31, 2007. Excluding the favorable development from both years, the combined ratio increased 1.3 points from 93.1% in 2007 to 94.4% in 2008. Catastrophe related losses were $1.8 million and $0.7 million during 2008 and 2007, respectively.

The combined ratio improvement in the Focus States for the year ended December 31, 2008 as compared with 2007 is primarily a result of favorable development on LAE reserves in many of Infinity's Focus States. Excluding favorable development, the combined ratio in the Focus States increased in 2008 compared with 2007 primarily as a result of an increase in the loss and LAE ratio in California, Infinity's largest state in terms of premium and underwriting profits. During 2008, Infinity took a 10.4% rate reduction as required by the new fair rate of return regulations which reduced average earned premiums and increased the combined ratio. The 2008 combined ratio, excluding favorable development, did improve compared with 2007 in states such as Arizona, Florida, Pennsylvania and Texas primarily as a result of rate increases taken in the states to improve profitability. However, combined ratios in several of the Focus States remain above acceptable levels, so Infinity will continue to increase rates along with taking other underwriting actions in order to continue to improve the underwriting results.

The loss and LAE ratio in the Maintenance States declined for the year ended December 31, 2008 as compared with 2007 primarily as a result of favorable development on LAE reserves in Alabama and Missouri.

The loss and LAE ratio for the Commercial Vehicle business increased substantially during 2008 compared with 2007 as a result of an extra-contractual claim in Florida. Excluding this claim, the combined ratio for 2008 would be 79.8% compared with 62.2% in 2007. The increase in the combined ratio excluding the extra-contractual claim is a result of favorable development on prior accident period loss and LAE reserves recognized in 2007.

The Classic Collector loss and LAE ratio increased for the year ended December 31, 2008 primarily due to $0.7 million of losses from Hurricane Ike. Excluding losses from Hurricane Ike, the loss and LAE ratio for 2008 would be 40.0% compared with 38.4% for 2007. The expense ratio has improved for Classic Collector as a result of

completing the transition of moving the business to a new computer platform.

2007 compared to 2006

Overall, the statutory combined ratio for the year ended December 31, 2007 increased 3.1 points compared with 2006. For the twelve months ended December 31, 2007, Infinity had $13.5 million of favorable development on prior accident period loss and LAE reserves compared with $31.2 million of favorable development for the year ended December 31, 2006. Excluding the favorable development from both years, the combined ratio increased 1.1 points. Catastrophe related losses were $0.7 million and $0.8 million during 2007 and 2006, respectively.

The combined ratio in the Focus States increased 6.9 points in 2007 compared with that in 2006. The loss and LAE ratio increased 7.9 points primarily as a result of increasing frequency trends in California, Florida and Pennsylvania as well as increasing severity trends in Florida. In addition, the settlement of an extra-contractual claim in Florida contributed 1.0 point to the increase in the loss and LAE ratio. The growth in gross written premiums over which to spread fixed costs has contributed to the 1.0 point decline in the underwriting expense ratio, in addition to a greater amount of fee income, which reduces underwriting expenses.

In the Maintenance States, the 2007 combined ratio improved 14.9 points compared with 2006. The 15.9 point improvement in the loss and LAE ratio is primarily a result of improving loss and LAE ratios in Alabama and South Carolina where Infinity has increased rates over the last two years to improve profitability. Included in the 2006 expense ratio is a one-time benefit of $1.9 million related to a refund from the South Carolina Reinsurance faculty. Excluding this amount, the 2006 underwriting ratio in the maintenance states would be 26.8% compared to the 24.7% expense ratio for 2007. This decline in the underwriting expense ratio is primarily attributable to an increase in fee income in 2007 as compared with 2006.

The combined ratio in the Other States for 2007 improved 12.4 points compared with 2006 primarily due to favorable development on prior year LAE reserves in Alaska and New York.

The 2007 combined ratio for the Commercial Vehicle business declined 45.6 points compared with 2006 with a loss and LAE ratio decline of 50.8 points offset by a 5.2 point increase in the underwriting expense ratio. During 2006, in the state of Florida, Infinity incurred losses on a few extra-contractual claims and incurred two large losses. In 2007, Infinity had favorable development on extra-contractual

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

claims in Florida. Combined, these items resulted in a 9.0 point reduction in the loss and LAE ratio. In addition, the loss and LAE ratio declined as a result of favorable development on prior accident year loss and LAE reserves experienced during 2007 compared with unfavorable development during 2006. The increase in the underwriting expense ratio is primarily due to a decline in premium written over which to spread fixed costs.

Investment Income

Investment income primarily includes gross investment revenue and investment management fees as shown in the following table (in thousands):

	Twelve months ended December 31,		
	2008	2007	2006
Investment income:			
Interest income on fixed maturities, cash and cash equivalents	**$58,909**	$68,359	$69,383
Dividends on equity securities	**871**	1,190	1,518
Gross investment income	**$59,780**	$69,549	$70,901
Investment expenses	**(1,830)**	(2,162)	(2,488)
Net investment income	**$57,950**	$67,387	$68,413

2008 compared to 2007

Changes in investment income reflect fluctuations in market rates and changes in average invested assets. Net investment income declined $9.4 million for the twelve months ended December 31, 2008 as compared with the same period in 2007. Infinity's gross investment income declined due to both a decrease in quarterly average invested assets of 7.8% in 2008 compared to 2007 and a decline in yields for high quality securities. Investment expenses declined primarily as a result of the lower average invested asset balance.

2007 compared to 2006

Changes in investment income reflect fluctuations in market rates and changes in average invested assets. Net investment income declined $1.0 million for the twelve months ended December 31, 2007 as compared with the same period in 2006. Gross investment income for the twelve months ended December 31, 2006 included a one-time benefit of $0.7 million related to the catch up of amortization of bond discount on securities sold that had previously been impaired. In addition, Infinity's gross investment income declined as average invested assets decreased 1.5% in 2007 compared to 2006. Investment expenses declined as a result of the lower average invested asset balance and as a result of lower investment management fees.

Realized Gains (Losses) on Investments

Infinity recorded realized gains (losses) on sales and disposals and impairments for unrealized losses deemed other-than-temporary as follows (before tax, in thousands):

	Twelve months ended December 31, 2008		
	Net Realized Gains (Losses) on Sales	**Impairments on Securities**	**Total Realized Gains (Losses)**
Fixed maturities	**$10,441**	**$(43,229)**	**$(32,788)**
Equities	—	**(18,590)**	**(18,590)**
Total	**$10,441**	**$(61,818)**	**$(51,378)**

	Twelve months ended December 31, 2007		
	Net Realized Gains (Losses) on Sales	Impairments on Securities	Total Realized Gains (Losses)
Fixed maturities	$ (2,332)	$ (4,028)	$ (6,360)
Equities	3,273	—	3,273
Total	$ 941	$ (4,028)	$ (3,087)

	Twelve months ended December 31, 2006		
	Net Realized Gains (Losses) on Sales	Impairments on Securities	Total Realized Gains (Losses)
Fixed maturities	$ (94)	$ (1,445)	$ (1,539)
Equities	8,533	(5,032)	3,501
Total	$ 8,439	$ (6,477)	$ 1,962

2008 compared to 2007

The total realized loss in 2008 was primarily a result of impairments of fixed maturities issued by companies in the financial services industry and the impairment of Infinity's investment in an exchange-traded fund.

2007 compared to 2006

The total realized loss in 2007 was primarily a result of impairments of fixed maturities issued by companies in the financial services industry. In addition, Infinity realized losses on the sales of fixed maturities as Infinity's new money managers repositioned the portfolio to invest more heavily in municipal bonds and reduce the amount invested in corporate bonds.

Other Income

(in thousands)	Twelve months ended December 31,		
	2008	2007	2006
Finance charges on assumed business	$ **6**	$ 16	$ 722
Sale of homeowners' book	—	—	182
Gain on sale of Connecticut personal auto book	**574**	1,070	332
Other	**1,315**	1,276	1,067
Total Other Income	**$1,895**	$2,362	$2,303

2008 compared to 2007
Other income for the twelve months ended December 31, 2008 decreased $0.5 million when compared to 2007. This decline is primarily attributable to a $0.5 million decline in fees received on renewal premium from the 2005 sale of the Assumed Agency Business's Connecticut personal auto book. The other items included in other income of $1.3 million in 2008 are non-recurring items.

2007 compared to 2006
Other income for the twelve months ended December 31, 2007 was relatively flat compared to 2006. A $0.7 million decline in finance charges on assumed business that is in runoff was offset by a $1.1 million fee received on renewal premium from the 2005 sale of the Assumed Agency Business's Connecticut personal auto book. The other items included in other income of $1.3 million in 2007 are non-recurring items.

Interest Expense

(in thousands)	Twelve months ended December 31,		
	2008	2007	2006
Senior Notes	**$11,071**	$11,067	$11,064

The Senior Notes carry a coupon rate of 5.50%, effective yield of 5.55%, and require no principal payment until maturity in February 2014. (See Note 3—Long-Term Debt of the Notes to Consolidated Financial Statements for additional information on the Senior Notes.)

Corporate General and Administrative Expenses

(in thousands)	Twelve months ended December 31,		
	2008	2007	2006
Corporate General and Administrative Expenses	**$ 6,958**	$ 7,843	$ 7,091

2008 compared to 2007
Corporate general and administrative expenses decreased 11.3% in 2008 compared to 2007 primarily as a result of a decrease in share-based compensation expense as stock options issued in 2003 were fully expensed during 2007, a decrease in contract service fees paid and a decrease in Directors and Officers insurance expense. (See Note 6—Share-Based Compensation of the Notes to Consolidated Financial Statements for additional information on Infinity's Stock Option Plan.)

2007 compared to 2006
Corporate general and administrative expenses increased 10.6% in 2007 compared to 2006 primarily as a result of both an increase in fees paid to the Board of Directors and share-based compensation expense related to the July 31, 2007 issuance of restricted stock. (See Note 6—Share-Based Compensation of the Notes to Consolidated Financial Statements for additional information on the restricted stock issuance.)

Restructuring Charges
In October 2006, Infinity announced plans to consolidate certain of its customer service, centralized claims and information technology back-office operations. The objective of the restructuring is to improve service levels and to more consistently and cost effectively manage the operations.

(in thousands)	Twelve months ended December 31,		
	2008	2007	2006
Restructuring Charges	**$788**	$1,693	$4,782

During the fourth quarter of 2006, Infinity recorded a $4.8 million, pre-tax, charge related to severance costs. The $1.7 million charge during 2007 is primarily related to losses on subleases from facilities affected by the restructuring. Infinity incurred an additional $0.8 million in expenses during 2008, $0.4 million of which related to losses on subleases.

Other Expenses

(in thousands)	Twelve months ended December 31,		
	2008	2007	2006
Corporate litigation expense (class action lawsuits)	$ **590**	$ 636	$3,816
Loss on sublease	**497**	—	203
Lease buyout	—	1,975	—
Other	**3,482**	1,544	1,722
Total Other Expenses	**$4,570**	$4,155	$5,741

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

2008 compared to 2007

Other expenses increased $0.4 million for the twelve-month period ended December 31, 2008 as compared to 2007. The increase is primarily due to a loss on vacated office space as well as operating expenses relating to Infinity's retail store initiative. Beginning in 2006, Infinity launched this program to assess the viability of retail outlets that sell auto insurance coverage and offer other financial services.

2007 compared to 2006

Other expenses decreased $1.6 million for the twelve-month period ended December 31, 2007 as compared to 2006. The decrease is primarily a result of a reduction in corporate litigation expenses in 2007 as compared to 2006 offset by a $2.0 million charge for the cost to buyout of a 10-year lease in Bellflower, CA.

Income Taxes

The following table reconciles the Company's U.S. statutory rate and effective tax rate for the periods ending December 31, 2008, 2007 and 2006.

	Twelve months ended December 31,		
	2008	2007	2006
U.S. statutory tax rate	**35.0%**	35.0%	35.0%
Adjustments			
Dividends received deduction	**(0.3)%**	(0.2)%	(0.2)%
Tax exempt interest	**(5.2)%**	(2.4)%	(1.6)%
Adjustment to valuation allowance	**34.1%**	1.5%	(0.1)%
Other	**0.8%**	(0.1)%	0.5%
Effective tax rate	**64.4%**	33.8%	33.6%

Infinity has recorded a valuation allowance equal to 100% of the available capital loss carryforward. As capital gains are generated, Infinity takes credit for the deferred tax asset and reduces the valuation allowance. In addition, Infinity includes the tax on losses recorded on other-than-temporarily impaired securities in the valuation allowance.

Management's Report on Internal Control over Financial Reporting

Infinity's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, Infinity conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2008 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway

Commission. Based on the Company's evaluation under the framework in *Internal Control—Integrated Framework*, management concluded that Infinity's internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Infinity's system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors Infinity Property and Casualty Corporation

We have audited Infinity Property and Casualty Corporation and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Infinity Property and Casualty Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Infinity Property and Casualty Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008, of Infinity Property and Casualty Corporation and subsidiaries and our report dated February 27, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Birmingham, Alabama
February 27, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors Infinity Property and Casualty Corporation

We have audited the accompanying consolidated balance sheets of Infinity Property and Casualty Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infinity Property and Casualty Corporation and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infinity Property and Casualty Corporation and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Birmingham, Alabama
February 27, 2009

Infinity Property and Casualty Corporation and Subsidiaries

Consolidated Statements of Earnings
(In thousands, except per share data)

	Twelve months ended December 31,				
	2008	2007	% Change	2006	% Change
Revenues:					
Earned premium	**$922,451**	$1,031,564	(10.6)%	$ 948,665	8.7%
Net investment income	**57,950**	67,387	(14.0)%	68,413	(1.5)%
Net realized (losses) gains on investments	**(51,378)**	(3,087)	1564.3%	1,962	(257.3)%
Other income	**1,895**	2,362	(19.8)%	2,303	2.6%
Total revenues	**930,918**	1,098,226	(15.2)%	1,021,343	7.5%
Costs and expenses:					
Losses and LAE	**648,410**	727,284	(10.8)%	635,135	14.5%
Commissions and other underwriting expenses	**205,046**	237,481	(13.7)%	226,110	5.0%
Interest expense	**11,071**	11,067	—	11,064	—
Corporate general and administrative expenses	**6,958**	7,843	(11.3)%	7,091	10.6%
Restructuring charges	**788**	1,693	(53.5)%	4,782	(64.6)%
Other expenses	**4,570**	4,155	10.0%	5,741	(27.6)%
Total costs and expenses	**876,843**	989,523	(11.4)%	889,923	11.2%
Earnings before income taxes	**54,075**	108,703	(50.3)%	131,420	(17.3)%
Provision for income taxes	**34,818**	36,759	(5.3)%	44,138	(16.7)%
Net earnings	**$ 19,257**	$ 71,944	(73.2)%	$ 87,282	(17.6)%
Earnings per common share:					
Basic	**$ 1.25**	$ 3.91	(68.0)%	$ 4.30	(9.1)%
Diluted	**1.23**	3.87	(68.2)%	4.26	(9.2)%
Average number of common shares:					
Basic	**15,452**	18,390	(16.0)%	20,303	(9.4)%
Diluted	**15,680**	18,605	(15.7)%	20,475	(9.1)%
Cash dividends per common share	**$ 0.44**	$ 0.36	22.2%	$ 0.30	20.0%

See Notes to Consolidated Financial Statements.

Infinity Property and Casualty Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands, except number of shares authorized and outstanding in line description)

| | December 31, | |
	2008	2007
Assets		
Investments:		
Fixed maturities—at fair value (amortized cost $1,024,121 and $1,215,371)	**$1,032,237**	$1,226,804
Equity securities—at fair value (cost $31,157 and $49,056)	**31,157**	49,677
Total investments	**$1,063,394**	$1,276,481
Cash and cash equivalents	**109,274**	46,831
Accrued investment income	**11,028**	13,417
Agents' balances and premium receivable, net of allowances for doubtful accounts of $11,652 and $15,447	**298,437**	333,985
Prepaid reinsurance premium	**1,372**	1,823
Recoverables from reinsurers (includes $2,898 and $1,280 on paid losses and LAE)	**23,413**	29,499
Deferred policy acquisition costs	**70,101**	75,774
Current and deferred income taxes	**20,920**	31,849
Prepaid expenses, deferred charges and other assets	**48,121**	31,676
Goodwill	**75,275**	75,275
Total assets	**$1,721,335**	$1,916,610
Liabilities and shareholders' equity		
Liabilities:		
Unpaid losses and LAE	**$ 544,756**	$ 618,409
Unearned premium	**380,425**	411,237
Payable to reinsurers	**666**	228
Long-term debt (fair value $179,063 and $191,734)	**199,567**	199,496
Commissions payable	**22,568**	26,872
Payable for securities purchased	**293**	—
Accounts payable, accrued expenses and other liabilities	**47,728**	59,144
Total liabilities	**$1,196,004**	$1,315,386
Commitments and contingencies (See Note 15)		
Shareholders' equity:		
Common stock, no par value 50,000,000 shares authorized 21,041,444 and 21,007,044 shares issued	**$ 20,999**	$ 20,942
Additional paid-in capital	**341,889**	340,195
Retained earnings	**439,051**	426,638
Accumulated other comprehensive income, net of tax	**5,987**	8,353
Treasury stock, at cost (6,895,262 and 4,807,362 shares)	**(282,594)**	(194,904)
Total shareholders' equity	**$ 525,331**	$ 601,224
Total liabilities and shareholders' equity	**$1,721,335**	$1,916,610

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity
(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Compensation (Restricted Stock)	Accumulated Other Comprehensive Income (net of tax)	Treasury Stock	Total
Balance at January 1, 2006	$20,728	$331,511	$279,171	$(30)	$ (3,648)	$ (1,138)	$626,594
Net earnings	$ —	$ —	$ 87,282	$ —	$ —	$ —	$ 87,282
Change in unrealized gain (loss)—investments	—	—	—	—	147	—	147
Comprehensive income							$ 87,429
Adjustment to initially apply SFAS 158	—	—	—	—	295	—	295
Dividends paid to common shareholders	—	—	(6,099)	—	—	—	(6,099)
Employee stock purchases, including tax benefit	7	239	—	—	—	—	246
Exercise of stock options, including tax benefit	99	2,466	—	—	—	—	2,565
Share-based compensation expense—options	—	1,012	—	—	—	—	1,012
Stock granted to directors	3	122	—	—	—	—	125
Acquisition of treasury stock	—	—	—	—	—	(49,282)	(49,282)
Amortization of unearned compensation, including tax benefit	—	358	—	30	—	—	388
Other	—	—	1,328	—	—	—	1,328
Balance at December 31, 2006	$20,837	$335,708	$361,682	$ —	$ (3,206)	$ (50,420)	$664,601
Net earnings	$ —	$ —	$ 71,944	$ —	$ —	$ —	$ 71,944
Change in unrealized gain (loss)—investments	—	—	—	—	11,336	—	11,336
Net change in postretirement benefit liability	—	—	—	—	223	—	223
Comprehensive income							$ 83,503
Dividends paid to common shareholders	—	—	(6,707)	—	—	—	(6,707)
Employee stock purchases, including tax benefit	6	224	—	—	—	—	230
Exercise of stock options, including tax benefit	86	2,532	—	—	—	—	2,618
Share-based compensation expense—options	—	1,113	—	—	—	—	1,113
Share-based compensation expense—restricted stock	7	324	—	—	—	—	331
Stock granted to directors	6	294	—	—	—	—	300
Acquisition of treasury stock	—	—	—	—	—	(144,484)	(144,484)
Other	—	—	(281)	—	—	—	(281)
Balance at December 31, 2007	$20,942	$340,195	$426,638	$ —	$ 8,353	$(194,904)	$601,224
Net earnings	$ —	$ —	$ 19,257	$ —	$ —	$ —	$ 19,257
Change in unrealized gain (loss)—investments	—	—	—	—	(2,558)	—	(2,558)
Net change in postretirement benefit liability	—	—	—	—	193	—	193
Comprehensive income							$ 16,892
Dividends paid to common shareholders	—	—	(6,811)	—	—	—	(6,811)
Employee stock purchases, including tax benefit	7	249	—	—	—	—	256
Exercise of stock options, including tax benefit	20	533	—	—	—	—	553
Share-based compensation expense—options	—	456	—	—	—	—	456
Share-based compensation expense—restricted stock	18	777	—	—	—	—	795
Share-based compensation expense—performance share plan	4	154	—	—	—	—	159
Stock granted to directors	7	293	—	—	—	—	300
Acquisition of treasury stock	—	—	—	—	—	(87,690)	(87,690)
Accelerated share repurchase plan settlement payment	—	(768)	—	—	—	—	(768)
Other	—	—	(34)	—	—	—	(34)
Balance at December 31, 2008	$20,999	$341,889	$439,051	$ —	$ 5,987	$(282,594)	$525,331

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
(In thousands)

	Twelve months ended December 31,		
	2008	2007	2006
Operating activities:			
Net earnings	$ 19,257	$ 71,944	$ 87,282
Adjustments:			
Depreciation and amortization	12,047	9,459	6,298
Net realized losses (gains) on investing activities	51,378	3,087	(1,962)
Financial Accounting Standards No. 158 Transition Adjustment	—	—	295
Loss on disposal of fixed assets	480	—	—
Share-based compensation expense	1,710	1,744	1,139
Decrease in accrued investment income	2,389	2,731	631
Decrease (increase) in agents' balances and premium receivable	35,548	9,080	(51,820)
Decrease (increase) in reinsurance receivables	6,537	4,701	(7,651)
Decrease (increase) in deferred policy acquisition costs	5,673	1,062	(6,456)
Decrease (increase) in other assets	4,185	(4,905)	(4,533)
(Decrease) increase in insurance claims and reserves	(104,465)	2,644	(1,066)
Increase (decrease) in payable to reinsurers	438	(414)	(2,677)
(Decrease) increase in other liabilities	(13,622)	(29,432)	3,046
Other, net	(34)	(281)	359
Net cash provided by operating activities	$ 21,521	$ 71,420	$ 22,885
Investing activities:			
Purchases of and additional investments in:			
Fixed maturities	$(687,572)	$(692,353)	$(135,115)
Equity securities	(691)	(93,703)	(39,633)
Property and equipment	(18,441)	(21,043)	(3,537)
Maturities and redemptions of fixed maturity investments	62,850	92,511	125,365
Sales:			
Fixed maturities	778,919	629,432	75,140
Equity securities	—	100,120	51,313
Property and equipment	24	—	8
Net cash provided by investing activities	$ 135,089	$ 14,964	$ 73,541
Financing activities:			
Proceeds from stock option exercise and employee stock purchase plan, including tax benefit	809	2,848	2,811
Accelerated share repurchase plan settlement payment	(768)	—	—
Acquisition of treasury stock	(87,397)	(144,881)	(48,885)
Dividends paid to shareholders	(6,811)	(6,707)	(6,099)
Net cash used by financing activities	$ (94,167)	$(148,740)	$ (52,173)
Net increase (decrease) in cash and cash equivalents	$ 62,443	$ (62,356)	$ 44,253
Cash and cash equivalents at beginning of period	46,831	109,187	64,934
Cash and cash equivalents at end of period	$ 109,274	$ 46,831	$ 109,187

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
December 31, 2008

Index to Notes

Note 1 Significant Reporting and Accounting Policies
Nature of Operations
Infinity Property and Casualty Corporation ("Infinity" or the "Company") was formed in September 2002 as an indirect wholly-owned subsidiary of American Financial Group, Inc. ("AFG") to acquire and conduct, as a separate public company, AFG's personal insurance business written through independent agents. At December 31, 2002, AFG transferred to Infinity all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries: Infinity Casualty Insurance Company, Infinity Insurance Company, Infinity Auto Insurance Company and Infinity Standard Insurance Company (collectively the "NSA Group"). Although Infinity was formed in 2002, the NSA Group has been writing auto insurance since 1955. Infinity currently writes nonstandard personal auto insurance, monoline commercial vehicle insurance and classic collector automobile insurance. Nonstandard personal auto insurance accounts for 93% of Infinity's total gross written premium and is primarily written in nine states. Approximately 55% of the nonstandard personal auto gross written premium was written in the state of California during 2008.

Through a reinsurance transaction effective January 1, 2003, Infinity assumed the personal lines business (the "Assumed Agency Business") written through agents by AFG's principal property and casualty subsidiary, Great American Insurance Company ("GAI"). GAI, in turn, transferred to Infinity assets (primarily investment securities) with a fair value of $125.4 million. This reinsurance arrangement permits Infinity to continue writing standard and preferred insurance on policies issued by the same GAI companies which had previously issued such policies until Infinity can take such action to allow its insurance subsidiaries to write these policies or non-renew the business. Premium for the twelve months ended December 31, 2008 and policies-in-force at December 31, 2008 for business assumed from GAI were $0.8 million and 295, respectively. The Company assumed $30.1 million of total unpaid losses and LAE for GAI at December 31, 2008.

Basis of Consolidation and Reporting
The accompanying consolidated financial statements include the accounts of Infinity and its subsidiaries as of and for the twelve-month periods ended December 31, 2008, December 31, 2007 and December 31, 2006. These financial statements reflect certain adjustments necessary for a fair presentation of Infinity's results of operations and financial position. Such adjustments consist of normal, recurring accruals recorded to accurately match expenses with their related revenue streams and the elimination of all significant inter-company transactions and balances. Schedules may not foot due to rounding.

Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles of the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Reclassifications
Certain 2006 and 2007 amounts have been reclassified from the prior year financial statements to conform to the 2008 presentation. These reclassifications had no effect on total assets, total liabilities, total shareholders' equity, net cash flow or net earnings as previously reported.

Investments
All fixed maturity securities are considered "available for sale" and reported at fair value with unrealized gains or losses reported after-tax as a separate component of shareholders' equity. Fair values of investments are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on the fair value of comparable securities, discounted cash flow models or similar methods. Premium and discounts on mortgage-backed securities ("MBS"), collateralized mortgage obligations ("CMO"), collateralized loan obligations ("CLO") and asset-backed securities ("ABS") are treated as a yield adjustment over the estimated life of the securities, adjusted for anticipated prepayments, using the interest method. Prepayment assumptions are based on data from widely accepted third-party data sources or internal estimates. The amortized cost and effective yield of the security are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. For high credit quality MBS and

ABS (those rated AA or above at the time of purchase), the adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For MBS and ABS rated below AA, the yield is adjusted prospectively for any changes in estimated cash flows.

Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other-than-temporary ("OTTI"), a provision for impairment is charged to earnings and the cost basis of that investment is reduced.

Securities having a market value of approximately $43.2 million at December 31, 2008 were on deposit as required by regulatory authorities.

Cash and Cash Equivalents
Investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

Reinsurance
Infinity's insurance subsidiaries cede reinsurance to other companies. To the extent that any reinsuring companies are unable to meet obligations under agreements covering reinsurance ceded, Infinity's insurance subsidiaries would remain liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. Infinity's insurance subsidiaries report as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies-in-force. Infinity's insurance subsidiaries also assume reinsurance, primarily from AFG subsidiaries. Income on reinsurance assumed is recognized based on reports received from ceding companies.

Deferred Policy Acquisition Costs ("DPAC")
Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of premium writings are deferred and charged against income ratably over the terms of the related policies. The method followed in computing DPAC limits the amount of such costs to their estimated realizable value without any consideration for anticipated investment income. Each quarter, the Company evaluates the recoverability of these costs. The DPAC amortization expense recognized in the Consolidated Statements of Earnings during 2008, 2007 and 2006 was $75.8 million, $76.8 million and $70.4 million, respectively.

Goodwill
In accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," Infinity performs impairment test procedures for goodwill on an annual basis. These procedures require Infinity to calculate the fair value of goodwill, compare the result to its carrying value and record the amount of any shortfall as an impairment charge. Infinity performed this test as of September 30, 2008, using a variety of methods, including estimates of future discounted cash flows and comparisons of the market value of Infinity to its major competitors as well as the overall market. The September 30, 2008, test results indicated that there was no impairment charge required at that date. In addition, there was no indication of impairment at December 31, 2008.

Unpaid Losses and Loss Adjustment Expenses ("LAE")
The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Unpaid losses and LAE have not been reduced for reinsurance recoverables. Changes in estimates of the liabilities for losses and LAE are reflected in the Consolidated Statements of Earnings in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and LAE are adequate.

Premium and Receivables
Insurance premium written are earned over the terms of the policies on a pro rata basis. Unearned premium represent that portion of premium written which is applicable to the unexpired terms of policies-in-force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, unearned premium are based on reports received from such companies and organizations. Infinity provides insurance and related services to individuals and small commercial accounts throughout the United States and offers a variety of payment plans. Infinity establishes an allowance for doubtful accounts based on the relationship, on a policy basis, between receivables and unearned premium, or an aging analysis of past due balances. Premium due from insureds is charged off if not collected within 90 days of the policies' expiration or cancellation dates. However, even after premium is charged off, attempts to collect the premium continue.

Income Taxes

Infinity files a consolidated federal income tax return, which includes all 80% and greater owned U.S. subsidiaries. Infinity and its 80% and greater owned subsidiaries are parties to a tax allocation agreement which designates how tax payments are shared by members of the tax group. In general, each subsidiary agrees to pay Infinity taxes computed on a separate company taxable income basis. Infinity agrees to pay each subsidiary for the tax benefit, if any, of net losses used by other members of the consolidated group.

Deferred income taxes are calculated using the "asset and liability method." Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis and are measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized. Current and deferred tax assets and liabilities are aggregated on the balance sheet.

Property and Equipment

Property and equipment balances are reported at cost less accumulated depreciation. Property and equipment, which consists of land, building in process, leasehold improvements, computer equipment and furniture and fixtures, was $33.3 million at December 31, 2008, net of accumulated depreciation of $50.0 million. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Property and equipment is included in the line item other assets on the Consolidated Balance Sheets and the related expenses are allocated to one or more of the following line items on the Consolidate Statement of Earnings depending on the asset: losses and LAE, commission and other underwriting expenses, corporate general and administrative expense or other expenses.

Benefit Plans

Infinity provides retirement benefits to qualified employees and health care and life insurance benefits to eligible retirees. Infinity also provides post-employment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires plan sponsors of defined pension and other post-retirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement

benefit plans in the statements of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, Infinity adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on Infinity's financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. As required by SFAS 158, Infinity changed the measurement date for its postretirement benefit plan from September 30 to December 31 for its 2008 financial statements and recorded an adjustment to retained earnings of approximately $50,000, pre-tax.

Share-Based Compensation

Effective January 1, 2006, Infinity adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, employee stock purchases related to the Employee Stock Purchase Plan ("ESPP") and shares issued as part of the Performance Share Plan based on estimated fair values. Under Infinity's Stock Option Plan, options may be granted to officers, directors and key employees at exercise prices equal to the fair value of the shares at the dates of grant. During 2008, 2007 and 2006, approximately $1.7 million, $1.7 million and $1.1 million, respectively, of compensation expense was recognized in the Consolidated Statement of Earnings for all share-based compensation plans. See Note 6 of the Consolidated Financial Statements for more information on share-based compensation.

Recently Issued Accounting Standards

Effective January 1, 2008, Infinity adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about the information used to measure fair value. SFAS 157 applies whenever other accounting pronouncements require, or permit, assets or liabilities to be measured at fair value; it does not require any new fair value measurements. The adoption of SFAS 157 did not have a material impact on the results of operations or financial position of the Company. (See Note 2—Investments of the Consolidated Financial Statements.)

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset

when the market for that financial asset is not active. FSP 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in FASB Statement No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). The disclosure provisions of SFAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The adoption of FSP 157-3 did not have a material impact on the results of operations or financial position of the Company.

Effective January 1, 2008, Infinity adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS 159") which permits entities to voluntarily choose to measure many financial instruments at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. The statement specifies that, if the fair value is elected, entities must report unrealized gains and losses in earnings at each subsequent reporting date. Infinity has not elected the fair value option for any of its financial assets or liabilities.

Note 2 Investments

All fixed maturity and equity securities are considered "available-for-sale" and reported at fair value with unrealized gains or losses reported after-tax in other comprehensive income. Fair values of instruments are based on (i) quoted prices in active markets for identical assets (Level 1), (ii) quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs are observable in active markets (Level 2) or (iii) valuations derived from valuation techniques in which one or more significant inputs are unobservable in the marketplace (Level 3).

The following table presents for each of the fair value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008 (in thousands):

| | Fair Value Measurements at Reporting Date Using | | | |
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Available-for-sale securities	$199,419	$818,419	$45,556	$1,063,394
% of total	18.8%	76.9%	4.3%	100.0%

Level 1 securities are U.S. Treasury securities and an exchange-traded fund that makes up Infinity's equity portfolio. Level 2 securities are comprised of securities whose fair value was determined using observable market inputs. Level 3 securities are comprised of (i) securities for which there is no active or inactive market for similar instruments, (ii) securities whose fair value is determined based on unobservable inputs and (iii) securities, other than securities backed by the U.S. Government, that are not rated by a Nationally Recognized Statistical Rating Organization.

The Company's procedures for validating market prices obtained from third parties include, but are not limited to, periodic review of model pricing methodologies and periodic testing of sales activity to determine if there are any significant differences between the market price used to value the security as of the balance sheet date and the sales price of the security for sales that occurred around the balance sheet date.

The following table presents the changes in the Level 3 fair value category for the twelve months ended December 31, 2008 (in thousands):

	Available-for-Sale Securities
Balance at beginning of period	$ 31,162
Total losses (realized or unrealized)	
Included in net earnings	(3,314)
Included in other comprehensive income	(159)
Purchases, sales, issuances and settlements	20,529
Transfer in to Level 3	15,978
Transfers out of Level 3	(18,640)
Balance at December 31, 2008	$ 45,556

The gains or losses included in net earnings are included in the line item realized gains (losses) on investments on the Consolidated Statements of Earnings.

Of the $45.6 million fair value of securities in Level 3, which consists of 31 securities, 27 are priced based on non-binding broker quotes or prices from various outside sources. When there are multiple prices obtained for the same security, the lowest price is used as the basis for the fair value presented in the financial statements. The remaining four securities are

manually calculated based on expected principal repayments from Bloomberg, the zero spot Treasury curve at December 31, 2008 and the average spreads to Treasury for the rating of the security being priced. For one security, which is no longer rated, the assumed rating for valuation purposes was 'C'.

Fixed maturities and equity securities consisted of the following (in thousands):

Twelve months ended December 31, 2008

	Amortized Cost or Cost	Fair Value	Gross Unrealized	
			Gain	Loss
Fixed maturities:				
U.S. government and agencies	$ 192,240	$ 203,124	$10,884	$ —
State and municipal	217,951	220,598	4,344	(1,696)
MBS, CMO, ABS and CLO	352,444	350,618	6,554	(8,380)
Public utilities	8,035	8,082	73	(27)
All other corporates	253,451	249,816	3,145	(6,780)
Total fixed maturities	$1,024,121	$1,032,237	$25,000	$(16,883)
Equity securities	31,157	31,157	—	—
Total	$1,055,278	$1,063,394	$25,000	$(16,883)

Twelve months ended December 31, 2007

	Amortized Cost or Cost	Fair Value	Gross Unrealized	
			Gain	Loss
Fixed maturities:				
U.S. government and agencies	$ 126,079	$ 129,051	$ 2,978	$ (6)
State and municipal	307,686	312,543	5,224	(367)
MBS, CMO, ABS and CLO	449,884	451,678	5,101	(3,307)
Public utilities	9,256	9,597	348	(7)
All other corporates	322,466	323,935	4,624	(3,155)
Total fixed maturities	$1,215,371	$1,226,804	$18,276	$(6,843)
Equity securities	49,056	49,677	621	—
Total	$1,264,427	$1,276,481	$18,897	$(6,843)

The changes in unrealized gains or losses on marketable securities, which is included in the Consolidated Statements of Changes in Shareholders' Equity, for the twelve months ended December 31, 2008, 2007 and 2006 is detailed below (in thousands):

	Pre-tax			
	Fixed Maturities	Equity Securities	Tax Effects	Net
Year ended December 31, 2008				
Unrealized holding gains (losses) on securities arising during the period	$(36,104)	$(19,210)	$ 19,360	$(35,954)
Realized (gains) losses included in net earnings	32,788	18,590	(17,982)	33,396
Change in unrealized gain (loss) on marketable securities, net	$ (3,316)	$ (621)	$ 1,378	$ (2,558)
Year ended December 31, 2007				
Unrealized holding gains (losses) on securities arising during the period	$ 12,909	$ 1,444	$ (5,024)	$ 9,329
Realized (gains) losses included in net earnings	6,360	(3,273)	(1,080)	2,007
Change in unrealized gain (loss) on marketable securities, net	$ 19,269	$ (1,829)	$ (6,104)	$ 11,336
Year ended December 31, 2006				
Unrealized holding gains (losses) on securities arising during the period	$ (4,441)	$ 6,624	$ (762)	$ 1,421
Realized (gains) losses included in net earnings	1,539	(3,501)	688	(1,274)
Change in unrealized gain (loss) on marketable securities, net	$ (2,902)	$ 3,123	$ (74)	$ 147

Infinity has recorded cumulative, pre-tax, other-than-temporary impairment charges on securities as follows (in thousands):

	Twelve months ended December 31,		
	2008	2007	2006
Beginning balance	**$ 4,557**	$ 8,607	$ 9,204
Impairments recorded:			
Fixed maturities	**43,229**	4,028	1,445
Equity securities	**18,590**	—	5,032
Sales, maturities and paydowns	**(9,193)**	(8,078)	(7,074)
Ending balance	**$57,182**	$ 4,557	$ 8,607

Gross gains and losses on investment transactions included in the Consolidated Statements of Earnings and Cash Flows consisted of the following (in thousands):

	Twelve months ended December 31,		
Fixed maturities	**2008**	2007	2006
Gross gains	**$ 16,277**	$ 5,597	$ 1,029
Gross losses	**(5,837)**	(7,929)	(1,123)
Net realized gains (losses) on sales of fixed maturities	**10,441**	(2,332)	(94)
Current year impairments	**(43,229)**	(4,028)	(1,445)
Realized gains (losses) included in net earnings	**$(32,788)**	$(6,360)	$(1,539)

	Twelve months ended December 31,		
Equity securities	**2008**	2007	2006
Gross gains	**$ —**	$ 4,349	$ 8,823
Gross losses	**—**	(1,076)	(290)
Net realized gains (losses) on sales of fixed maturities	**—**	3,273	8,533
Current year impairments	**(18,590)**	—	(5,032)
Realized gains (losses) included in net earnings	**$(18,590)**	$ 3,273	$ 3,501

The following chart summarizes Infinity's security positions with unrealized losses, which were less than twelve months old and greater than twelve months old, as of December 31, 2008 (dollars in thousands):

	Less than twelve months			
	Number of Securities	Amortized Cost	Fair Value	Unrealized Loss
Fixed maturities	158	$276,970	$260,092	$(16,877)
Equity securities	—	—	—	—
Total	158	$276,970	$260,092	$(16,877)

	Greater than twelve months			
	Number of Securities	Amortized Cost	Fair Value	Unrealized Loss
Fixed maturities	2	$ 704	$ 698	$ (6)
Equity securities	—	—	—	—
Total	2	$ 704	$ 698	$ (6)

The following chart summarizes Infinity's security positions with unrealized losses, which were less than twelve months old and greater than twelve months old, as of December 31, 2007 (dollars in thousands):

	Less than twelve months			
	Number of Securities	Amortized Cost	Fair Value	Unrealized Loss
Fixed maturities	79	$ 75,373	$ 72,214	$(3,159)
Equity securities	—	—	—	—
Total	79	$ 75,373	$ 72,214	$(3,159)

	Greater than twelve months			
	Number of Securities	Amortized Cost	Fair Value	Unrealized Loss
Fixed maturities	101	$315,075	$311,391	$(3,684)
Equity securities	—	—	—	—
Total	101	$315,075	$311,391	$(3,684)

	December 31, 2008	December 31, 2007
Number of positions held with unrealized:		
Gains	224	311
Losses	160	180
Number of positions held that individually exceed unrealized:		
Gains of $500,000	9	7
Losses of $500,000	5	1
Percentage of positions held with unrealized:		
Gains that were investment grade	96%	86%
Losses that were investment grade	81%	66%
Percentage of fair value held with unrealized:		
Gains that were investment grade	100%	97%
Losses that were investment grade	94%	90%

The following table sets forth the amount of unrealized loss by age and severity at December 31, 2008 (in thousands):

Age of unrealized loss:	Fair Value of Securities with Unrealized Losses	Total Gross Unrealized Losses	Less than 5%*	5% to 10%*	Greater than 10%*
Less than or equal to:					
Three months	$ 31,691	$ (1,852)	$ (386)	$ (637)	$ (829)
Six months	104,421	(5,131)	(1,204)	(1,845)	(2,082)
Nine months	64,663	(5,150)	(774)	(1,046)	(3,329)
Twelve months	59,318	(4,744)	(501)	(3,390)	(853)
Greater than twelve months	698	(6)	(6)	—	—
Total	$260,791	$(16,883)	$(2,872)	$(6,918)	$(7,093)

*As compared to amortized cost.

Infinity has both the ability and intent to hold those securities with unrealized losses for a period of time sufficient to allow for any anticipated recovery in fair value.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. Factors considered and resources used by management include:

- the length of time the security's market value has been below its cost;
- the extent to which fair value is less than cost basis;
- the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value;
- whether the unrealized loss is credit-driven or a result of changes in market interest rates;
- historical operating, balance sheet and cash flow data contained in issuer SEC filings;
- issuer news releases;
- near-term prospects for improvement in the issuer and/or its industry;
- industry research and communications with industry specialists; and
- third-party research and credit rating reports.

Management regularly evaluates for potential impairment each security position that has any of the following: a fair value of less than 95% of its book value, an unrealized loss that equals or exceeds $100,000 or one or more impairment charges recorded in the past. In addition, management reviews positions held related to an issuer of a previously impaired security.

Net Investment Income

The following table shows investment income earned and investment expenses incurred by Infinity (in thousands):

	Twelve months ended December 31,		
	2008	2007	2006
Investment income:			
Interest income on fixed maturities, cash and cash equivalents	$58,909	$68,359	$69,383
Dividends on equity securities	871	1,190	1,518
Gross investment income	$59,780	$69,549	$70,901
Investment expenses	(1,830)	(2,162)	(2,488)
Net investment income	$57,950	$67,387	$68,413

Note 3 Long-Term Debt

In February 2004, Infinity issued $200 million principal of senior notes due February 2014 ("Senior Notes"). The notes bear interest at a fixed 5.5% coupon rate which is payable semi-annually. The proceeds of the Senior Notes were used to retire a $200 million amortizing term loan. Infinity capitalized $2.1 million of debt issuance costs which are being amortized over the term of the Senior Notes.

Interest paid by Infinity on long-term debt was $11.0 million for each of the twelve months ended December 31, 2008, 2007 and 2006, respectively.

Infinity's three-year revolving $50 million credit facility expired on August 31, 2008 and was renewed for an additional three-year term expiring on August 31, 2011 on substantially similar terms. As of December 31, 2008, Infinity was in compliance with all covenants under the agreement. Under this agreement, there were no borrowings outstanding at December 31, 2008 and December 31, 2007.

Note 4 Income Taxes

Taxes paid by Infinity in the years 2008, 2007 and 2006 were $22.7 million, $39.7 million and $48.8 million, respectively. The following is a reconciliation of income taxes at the statutory rate of 35.0% and income taxes as shown in the Consolidated Statement of Earnings (in thousands):

	Year ended December 31,		
	2008	2007	2006
Earnings before income taxes	**$54,075**	$108,703	$131,420
Income taxes at statutory rate	**18,926**	38,046	45,997
Effect of:			
Dividends-received deduction	**(181)**	(225)	(300)
Tax-exempt interest	**(2,810)**	(2,586)	(2,047)
Adjustment to valuation allowance	**18,430**	1,622	(128)
Other	**453**	(98)	616
Provision for income taxes as shown on the Consolidated Statements of Earnings	**$34,818**	$ 36,759	$ 44,138
GAAP effective tax rate	**64.4%**	33.8%	33.6%

The total income tax provision (benefit) consists of (in thousands):

	2008	2007	2006
Current	**$27,085**	$33,207	$44,258
Deferred	**7,733**	3,552	(120)
Provision for income taxes	**$34,818**	$36,759	$44,138

The Infinity consolidated tax group generated capital losses in 2003 and in 2007. Approximately $22 million of capital losses generated in the first short-period of 2003 expired unused in 2007. Approximately $23.0 million of capital losses generated in the second short-period of 2003 expired unused in 2008. The tax benefit of the capital loss carryforwards at December 31, 2008 is (in thousands):

	Expiring	Amount
Capital loss carryforward	2012	$3,118

As of December 31, 2008, deferred taxes relating to the capital loss carryforwards and the OTTI reserve have been fully offset by a valuation allowance. Therefore, in the future, the tax benefit from the utilization of any of these capital loss carryforwards or any change in the OTTI reserve will be reflected in current tax expense and will impact the effective tax rate calculation for that period.

Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities recognized for financial purposes and the amounts recognized for tax purposes. The significant components of

deferred tax assets and liabilities included in the Consolidated Balance Sheets were as follows (in thousands):

	Twelve months ended December 31,	
	2008	2007
Deferred tax assets:		
Discount on loss reserves	**$ 11,022**	$ 12,954
Unearned premium reserve	**26,534**	28,659
Net capital loss carryforward	**3,118**	11,294
Investment securities—basis differences OTTI	**20,013**	1,595
Investment securities—unrealized losses	**—**	—
Investment securities—basis differences ordinary	**—**	215
Bad debts	**4,078**	5,407
Accrued bonuses	**572**	3,588
Other	**7,585**	8,387
Subtotal	**$ 72,922**	$ 72,099
Valuation allowance for capital loss carryforward	**(3,118)**	—
Valuation allowance for OTTI	**(20,013)**	(1,595)
Valuation allowance for deferred tax assets	**(302)**	(11,294)
	$ 49,489	$ 59,210
Deferred tax liabilities:		
Deferred policy acquisition costs	**$(24,535)**	$(26,521)
Investment securities—unrealized gains	**(2,841)**	(4,219)
Other	**(796)**	(713)
Subtotal	**$(28,172)**	$(31,453)
Net deferred tax assets	**$ 21,317**	$ 27,757

The gross deferred tax asset has been reduced by a valuation allowance based on an analysis of the likelihood of realization of the net capital loss carryforward and the portion of the basis difference on securities relating to the OTTI reserve. Factors considered in assessing the need for a valuation allowance for ordinary or capital loss items include: (i) the likelihood of generating larger amounts of taxable income in the future to allow for the utilization of deductible temporary differences, (ii) sufficient operating income in prior years against which operating loss carrybacks could be utilized and (iii) opportunities to generate taxable income from sales of appreciated assets to allow for the utilization of net capital loss carryovers. The likelihood of realizing deferred tax assets is reviewed periodically; any adjustment required to the valuation allowance is made in the period in which the developments on which they are based become known.

Infinity adopted the provisions of FIN 48 effective January 1, 2007. As of the date of adoption, Infinity did not have any gross unrecognized tax benefits that would exceed a materiality threshold and therefore, there was no reduction to Retained Earnings in Infinity's Consolidated Balance Sheets at January 1, 2007. During 2007, there were no material changes that resulted in the gross unrecognized tax benefit exceeding the materiality threshold as of December 31, 2007. During 2008, there were no material changes that

resulted in the gross unrecognized tax benefit exceeding the materiality threshold as of December 31, 2008.

In June 2008, the Internal Revenue Service began an examination of the 2005 tax year. In August 2008, the examination was expanded to include the 2006 tax year. In December 2008, the examination was completed with one issue identified, which relates to whether corporate litigation losses are deductible for tax purposes when reserved versus paid. The Company filed a protest regarding this issue with the Internal Revenue Service and expects to resolve the issue in appeals during 2009. Regardless of the outcome of this appeal, the impact to Infinity's financial position will be immaterial.

Since no notice was received from the IRS regarding the 2004 tax year, the statute of limitations for that year has expired. No notice has been received for the 2007 tax year.

Note 5 Computations of Earnings per Share
The following table illustrates Infinity's computations of basic and diluted earnings per common share (in thousands, except per share figures):

	Twelve months ended December 31,		
	2008	2007	2006
Net earnings	**$19,257**	$71,944	$87,282
Basic average shares outstanding	**15,452**	18,390	20,303
Basic earnings per share	**$ 1.25**	$ 3.91	$ 4.30
Basic average shares outstanding	**15,452**	18,390	20,303
Restricted stock not vested	**72**	30	6
Dilutive effect of assumed option exercises	**155**	185	166
Average diluted shares outstanding	**15,680**	18,605	20,475
Diluted earnings per share	**$ 1.23**	$ 3.87	$ 4.26

Note 6 Share-Based Compensation
Restricted Stock Plan
Infinity's Amended Restricted Stock Plan was established in 2002 and amended on July 31, 2007. There are 500,000 shares of Infinity common stock reserved for issuance under the Amended Restricted Stock Plan, of which 206,609 shares have been issued as of December 31, 2008. The fair value of shares issued under Infinity's Restricted Stock Plan is expensed over the vesting periods of the awards based on the market value of Infinity's stock on the date of grant.

The following table sets forth the restricted stock activity for the year ended December 31, 2008:

Restricted Stock	Number of Shares	Weighted-average Grant Date Fair Value
Non-vested as of January 1, 2008	72,234	$44.04
Granted	—	—
Vested	—	—
Forfeited	—	—
Non-vested as of December 31, 2008	72,234	$44.04

On July 31, 2007, Infinity's Compensation Committee (the "Committee") approved the grant of 72,234 shares of restricted stock to certain officers under the Company's Amended 2002 Restricted Stock Plan. These shares of restricted stock will vest in full on July 31, 2011. During the vesting period, the shares of restricted stock will not have voting rights and will accrue dividends, which will not be paid until the shares have vested. The restricted shares are treated as issued and outstanding for calculation of diluted earnings per share only. Until fully vested, the shares will not be considered issued and outstanding for purposes of the basic earnings per share calculation.

During 2008, $0.8 million of expense was recorded in the Consolidated Statements of Earnings related to the grant of restricted stock. During 2007, $0.3 million of expense was recorded related to the grant of restricted stock. No expense was recorded in the Consolidated Statements of Earnings during 2006. As of December 31, 2008, there was $2.1 million of compensation expense related to non-vested restricted stock not yet recognized in the consolidated financial statements, which is expected to be recognized over a weighted-average period of 1.3 years.

Non-Employee Directors' Stock Ownership Plan
In May 2005, Infinity's shareholders approved the Non-Employee Directors' Stock Ownership Plan ("Directors' Plan"). The purposes of the Directors' Plan is to include Infinity common stock as part of the compensation provided to its non-employee directors and to provide for stock ownership requirements for Infinity's non-employee directors. There are 200,000 shares of Infinity common stock reserved for issuance under the Directors' Plan, of which 20,047 shares have been issued as of December 31, 2008. Under the terms of the Directors' Plan, shares are granted on or about June 1 of each year and are restricted from sale or transfer by any recipient for six months from the date of grant. In June of 2008, 2007 and 2006, 7,494, 5,658 and 2,990 shares of Infinity common stock, valued pursuant to the plan at $300,000, $300,000 and $125,000, respectively, were issued to Infinity's non-employee directors.

Employee Stock Purchase Plan
Infinity established the Employee Stock Purchase Plan ("ESPP") in 2004. Under this plan, all eligible full-time employees may purchase shares of Infinity common stock at a 15% discount to the current market price. Employees may allocate up to 25% of their base salary with a maximum annual participation amount of $25,000. If a participant sells any shares purchased under the plan within one year, that employee is precluded from participating in the plan for one year from the date of sale. The source of shares issued to participants is treasury shares and/or authorized but previously

unissued shares. The maximum number of shares which may be issued under the ESPP may not exceed 1,000,000, of which 32,056 have been issued as of December 31, 2008. Infinity's ESPP is qualified under Section 423 of the Internal Revenue Code of 1986, as amended. The 15% market discount for shares purchased during 2008, 2007 and 2006 approximated $42,600, $40,700 and $42,500, respectively, and was recognized as compensation expense in the Consolidated Statements of Earnings in each period. Participants' shares are treated as issued and outstanding for earnings per share calculations.

Performance Share Plan

On May 20, 2008, Infinity's shareholders approved the Performance Share Plan (the "Plan"). The purpose of the Plan is to further align the interest of management with the long-term shareholders of the Company by including performance-based compensation, payable in shares of common stock, as a component of an executive's annual compensation. The Plan is administered by the Compensation Committee ("Committee"), which is composed solely of three outside directors as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. No member of the Committee, while serving as such, is eligible to be granted performance share units. The Committee shall (i) establish the performance goals, which may include but are not limited to, combined ratio, premium growth, growth within certain specific geographic areas and earnings per share or return on equity over the course of the upcoming three year period (a "Performance Measurement Cycle"), (ii) determine the Plan participants, (iii) set the performance share units to be awarded to such participants, and (iv) set the rate at which performance share units will convert to shares of common stock based upon attainment of the performance goals. The number of shares of common stock that may be issued under the Plan is limited to 500,000 shares. During 2008, $0.2 million of expense was recorded in the Consolidated Statements of Earnings related to the Performance Share Plan. No shares have been issued under this plan.

Stock Option Plan

Infinity's Stock Option Plan (the "SOP") was established with 2,000,000 shares (subject to anti-dilution provisions) of Infinity common stock reserved for issuance under the SOP. The Committee administers the plan. Each member of the Committee is an "outside director," as such term is defined under Section 162(m) of the Code, as a "Non-Employee Director" as defined in Rule 16b-3(b) promulgated under the Securities Exchange Act of 1934.

Infinity's Stock Option Plan ("SOP") was restated on May 20, 2008 to prohibit any future grant of stock options from the plan after May 20, 2008. No options have been granted since 2004. Options are generally granted with an exercise price equal to the closing price of Infinity's stock at the date of grant and have a 10-year contractual life. Options granted to employees generally vest at the rate of 20% per year of continuous service commencing one year after grant while options issued to non-employee directors are immediately exercisable. For options with graded vesting, the fair value of the award is recognized on a straight-line method. Certain options provide for acceleration of vesting if there is a change in control as defined in the SOP. Subject to specific limitations contained in the SOP, Infinity's Board of Directors has the ability to amend, suspend or terminate the plan at any time without shareholder approval. The SOP will continue in effect until the expiration of all options granted under the plan.

As permitted by SFAS 123(R), Infinity used the modified Black-Scholes model to estimate the value of employee stock options on the date of grant that used the assumptions noted below. Expected volatilities are based on historical volatilities of Infinity's stock. Infinity judgmentally selected the expected option life to be 7.5 years which is also the midpoint between the last vesting date and the end of the contractual term. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield was based on expected dividends at the time of grant.

Payment for shares purchased upon exercise of an option must be made in cash. The Committee, however, may permit payment by delivery of shares of common stock already owned by the optionee having a fair market value equal to the cash option price of the shares, by assigning the proceeds of a sale or loan with respect to some or all of the shares being acquired (subject to applicable law), by a combination of the foregoing or by any other method. Infinity has a policy of issuing new stock for the exercise of stock options.

Persons who receive options incur no federal income tax liability at the time of grant. Persons exercising nonqualified options recognize taxable income, and Infinity has a tax deduction at the time of exercise to the extent of the difference between market price on the day of exercise and the exercise price. Persons exercising incentive stock options do not recognize taxable income until they sell the underlying common stock. Sales within two years of the date of grant or one year of the date of exercise result in taxable income to the holder and a deduction for Infinity, both measured by the difference between the market price at the time of sale and the exercise price. Sales after such period are treated as capital transactions to the holder, and Infinity receives no

deduction. The foregoing is only a summary of the federal income tax rules applicable to options granted under the plan and is not intended to be complete. In addition, this summary does not discuss the effect of the income or other tax laws of any state or foreign country in which a participant may reside.

There were no options granted during 2008, 2007 or 2006. The weighted-average grant date fair value of options granted during 2004 and 2003 were estimated using the modified

Black-Scholes valuation model and the following weighted-average assumptions:

	2004 Grants	2003 Grants
Weighted-average grant date fair value	$13.87	$ 5.97
Dividend yield	0.7%	1.4%
Expected volatility	33.0%	33.0%
Risk-free interest rate	4.3%	4.0%
Expected life	7.5 years	7.5 years
Weighted-average grant exercise price	$33.56	$16.11
Outstanding as of December 31, 2008	**128,600**	**209,960**

The following chart describes activity for Infinity's Stock Option Plan for the twelve-month period ended December 31, 2008:

Options	Number of Options	Weighted-average Exercise Price	Weighted-average Remaining Term (in years)	Aggregate Intrinsic Value[a] (in millions)
Outstanding as of January 1, 2008	358,360	$22.82		
Granted	—	—		
Exercised	(19,800)	23.01		
Forfeited	—	—		
Outstanding as of December 31, 2008	**338,560**	**$22.81**	**4.51**	**$8.1**
Vested or Expected to Vest as of December 31, 2008	**338,560**	**$22.81**	**4.51**	**$8.1**
Exercisable as of December 31, 2008	**311,660**	**$21.88**	**4.46**	**$7.8**

(a) The intrinsic value for the stock options is calculated based on the difference between the exercise price of the underlying awards and Infinity's closing stock price as of the reporting date.

SFAS 123(R) requires the recognition of stock-based compensation for the number of awards that are ultimately expected to vest. As of December 31, 2008, Infinity used an estimated forfeiture rate of 0.0%. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

During 2008, 2007 and 2006, $0.4 million, $1.1 million and $1.0 million of expense were recorded in the consolidated Statements of Earnings related to stock options, respectively. The actual tax benefit realized for the tax deductions from options exercised of share-based payment arrangements totaled $0.1 million, $0.5 million and $0.8 million, respectively, for the years ended December 31, 2008, 2007 and 2006.

Cash received from option exercises for the years ended December 31, 2008, 2007 and 2006 were $0.5 million, $2.1 million and $1.8 million, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006, was approximately $0.4 million, $1.7 million and $2.2 million, respectively.

As of December 31, 2008, there was less than $0.1 million of stock option compensation expense related to non-vested awards not yet recognized in the consolidated financial statements, which is expected to be recognized in January 2009. The total fair value of stock options which vested during the years ended December 31, 2008, 2007 and 2006 was approximately $0.8 million, $1.3 million and $1.0 million, respectively.

Note 7 Benefit Plans

Infinity provides retirement benefits for all eligible employees by matching contributions made on a discretionary basis to participants' accounts in the Infinity 401(k) Retirement Plan. Eligible employees may contribute up to a maximum of the lesser of $15,500 per year or 25% of the participant's salary. Participants age 50 or over at the end of the calendar year may make an additional elective deferral contribution of up to $5,000 for 2008. These additional contributions (commonly referred to as catch-up contributions) are not subject to the general limits that apply to 401(k) plans. Infinity retains the right to make discretionary supplemental contributions to the accounts of plan participants which were 2.5% and 3.0% for 2007 and 2006, respectively. Infinity made no supplemental contribution for 2008. The matching percentage made by Infinity was 100% of participants' contributions up to a ceiling of 3% with a maximum company match of $6,900 for 2008. Beginning January 1, 2009, the matching percentage increased to 100% of participants' contributions up to a ceiling of 4% and 50% of the next 2% of contributions with a maximum match of $12,250. The plan expense was $2.5 million, $4.3 million and $5.4 million for the twelve-month periods ended December 31, 2008, 2007 and 2006, respectively.

Additionally, Infinity's Supplemental Retirement Plan is a nonqualified deferred compensation plan that allows certain highly compensated employees to receive the full discretionary employer contribution that is precluded by the provisions of

the 401(k) Retirement Plan or by law due to limits on compensation. The amounts contributed by Infinity were approximately $74,000 and $88,000 for 2007 and 2006. Infinity made no contribution for 2008.

Infinity maintains a nonqualified deferred compensation plan for certain highly-compensated employees which permits the participants to defer a portion of their salaries and bonuses. The deferred amounts accrue interest at Infinity's approximate long-term borrowing rate. The deferred amounts are a general obligation liability of Infinity and amounted to $5.6 million, $4.9 million and $3.4 million at December 31, 2008, 2007 and 2006, respectively. Interest credited by Infinity was approximately $370,000, $250,000 and $176,000 for these same time periods.

Infinity also provides postretirement medical and life insurance benefits to certain eligible retirees. During 2006, Infinity determined that the benefits provided under this plan were actuarially equivalent to those benefits provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA"). Infinity did not reflect the government subsidy provided by the MMA in the calculation of the accumulated postretirement benefit obligation ("APBO") as of December 31, 2008, 2007 and 2006 other than as reflected in the insured over 65 rates going forward.

Infinity's APBO as of December 31, 2006 was reduced by approximately $1.0 million, primarily due to Infinity moving from a self-insured basis for medical and prescription drugs for the over 65 population to a fully insured product effective January 1, 2007.

On December 31, 2006, Infinity adopted the recognition and disclosure provisions (the first objective) of SFAS 158. SFAS 158 required Infinity to recognize the funded status (i.e., the difference between the fair value of plan assets and the accumulated postretirement benefit obligations) of this plan in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial gains and unrecognized prior service credits (there were not any unrecognized transition obligations remaining from the initial adoption of SFAS 106), all of which were previously netted against the plan's funded status in Infinity's statement of financial position pursuant to the provisions of SFAS 116. These amounts will be subsequently recognized as net periodic postretirement benefit cost pursuant to Infinity's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic postretirement benefit cost in the same periods will be recognized as a component of net periodic pension

cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS 158. In accordance with the second objective of SFAS 158, to measure the funded status of a plan as of the date of its year-end, Infinity changed the measurement date for its postretirement benefit plan from September 30 to December 31 for its 2008 financial statements. Infinity has elected the "15-month approach" to transition to the December 31 measurement date and recorded an adjustment to retained earnings of approximately $50,000, pretax, at the end of 2008.

Included in accumulated other comprehensive income at December 31, 2008 are the following amounts that have not yet been recognized in net periodic postretirement benefit cost: unrecognized prior service credits of $93,478 ($60,761 net of tax) and unrecognized actuarial gains of $1,000,207 ($650,135 net of tax). The prior service credit and actuarial gain included in accumulated other comprehensive income expected to be recognized in net periodic postretirement benefit income during the fiscal year-ended December 31, 2009 is $66,676 ($43,339 net of tax) and $83,633 ($54,361 net of tax), respectively.

The unfunded status of the plan of $3,219,430 at December 31, 2008 is recognized in the accompanying statement of financial position as other liability. No plan assets are expected to be returned to the Company during the fiscal year-ended December 31, 2009.

Data related to this plan is shown in the following tables (in thousands).

	2008	2007	2006
Net benefit obligation at beginning of year	$3,584	$3,866	$ 4,877
Service cost	132	169	180
Interest cost	179	195	249
Participant contributions	49	50	119
Change in measurement date	17	—	—
Assumption change	(36)	—	—
Actuarial (gain) loss	(385)	(409)	(1,155)
Gross benefits paid	(321)	(287)	(404)
Net benefit obligation at end of year	$3,219	$3,584	$ 3,866

	2008	2007	2006
Weighted-average assumptions used to determine benefit obligations			
Discount rate	5.54%	5.20%	5.202%
Health care cost trend on covered charges	10.0% decreasing to 5.0% in 2031	8.0% decreasing to 5.0% in 2011	9.0% decreasing to 5.0% in 2011

The following table discloses the components of net periodic postretirement benefit cost (in thousands):

	2008	2007	2006
Service cost	$132	$169	$180
Interest cost	179	195	249
Amortization of prior service cost	(67)	(67)	(67)
Amortization of net cumulative (gain)/loss	(32)	—	67
Net periodic postretirement benefit cost	$212	$297	$429

The following table discloses the effects of a hypothetical one-percentage-point increase and the effect of a hypothetical one-percentage-point decrease in the assumed healthcare trend rate (in thousands):

	2008	2007	2006
A one-percentage point hypothetical change in the assumed healthcare trend rate would have the following effect on the postretirement benefit obligations:			
1% increase	$ 258	$ 283	$ 307
1% decrease	(230)	(251)	(279)
A one-percentage point hypothetical change in the assumed healthcare cost trend rate would have the following effect on the aggregate of the service and interest cost components of net periodic postretirement health care benefit costs:			
1% increase	$ 31	$ 35	$ 44
1% decrease	(27)	(30)	(37)

The following table reconciles the beginning and ending balances of the fair value of plan assets for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
Plan assets			
Fair value of plan assets at beginning of year	$ —	$ —	$ —
Employer contributions	272	237	285
Participant contributions	49	50	119
Gross benefits paid	(321)	(287)	(404)
Fair value of plan assets at end of year	$ —	$ —	$ —

The following table presents the funded status and the amounts recognized in the statement of financial position (in thousands):

	2008	2007	2006
Funded status:			
Fair value of plan assets	$ —	$ —	$ —
Benefit obligations	(3,219)	(3,584)	(3,866)
Funded status at end of year	$(3,219)	$(3,584)	$(3,866)
Contributions made after the measurement date	—	—	—
Unrecognized actuarial net (gain) loss	—	—	—
Unrecognized prior service cost	—	—	—
Net amount recognized at end of year	$(3,219)	$(3,584)	$(3,866)

The following table presents the 10-year forecast and best estimate of expected contributions (in thousands):

Expected future benefit payments	2008		2007		2006
2009	$ 241	2008	$ 272	2007	$ 237
2010	257	2009	290	2008	266
2011	276	2010	297	2009	281
2012	274	2011	301	2010	302
2013	279	2012	306	2011	318
2014–2018	1,391	2013–2017	1,564	2012–2016	1,746
Ten-Year Total	$2,718		$3,030		$3,150

Notes to Consolidated Financial Statements *(continued)*
December 31, 2008

Note 8 Restructuring

In October 2006, Infinity announced plans to consolidate certain of its customer service, centralized claims and information technology back-office operations. The objective of the restructuring is to improve service levels and to more consistently and cost effectively manage the operations.

Restructuring costs incurred in 2008, 2007 and 2006 are as follows (in thousands):

	2008	2007	2006	Total
Employee related costs	**$331**	$ (562)	$4,782	$4,551
Contract termination costs	**389**	1,929	—	2,318
Other exit costs	**68**	326	—	394
Total	**$788**	$1,693	$4,782	$7,263

Infinity does not expect to incur any additional costs related to the restructuring.

Activity related to accrued restructuring charges as of December 31, 2008 is as follows (in thousands):

	Employee Related Costs	Contract Termination Costs	Other Exit Costs	Total Liability
Balance at December 31, 2007	$ 1,390	$1,462	$—	$2,852
Incurred before net adjustments	318	389	68	775
Net adjustments	13	—	—	13
Total incurred	331	389	68	788
Costs paid or settled	(1,582)	(623)	(68)	(2,273)
Balance at December 31, 2008	**$ 139**	**$1,229**	**$—**	**$1,368**

Note 9 Accelerated Share Repurchase Program

On September 7, 2007, Infinity repurchased 2,554,932 shares through an accelerated share repurchase ("ASR"). The shares were purchased from a dealer at $39.14 per share for an initial total cost of $100 million. The dealer purchased an equivalent number of shares from October 8, 2007 through June 16, 2008. Upon completion of the repurchase efforts, Infinity was required to pay a price adjustment of $767,957 to the dealer, in either cash or shares of common stock, based on the volume weighted average price of Infinity's common stock during the period of the ASR purchases. Infinity elected to pay this adjustment in cash.

Note 10 Quarterly Operating Results (Unaudited)

While insurance premium are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results rely heavily on estimates and are not necessarily indicative of results for longer periods of time.

The following are quarterly results of consolidated operations of Infinity for the three years ended December 31, 2008 (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2008					
Revenues	$249,198	$247,858	$233,802	$200,060	$ 930,918
Net earnings	14,001	12,144	4,369	(11,257)	19,257
Earnings per share:					
Basic	$ 0.87	$ 0.75	$ 0.29	$ (0.79)	$ 1.25
Diluted	0.86	0.74	0.28	(0.79)	1.23
2007					
Revenues	$274,875	$280,385	$275,874	$267,092	$1,098,226
Net earnings	21,758	14,322	17,063	18,801	71,944
Earnings per share:					
Basic	$ 1.11	$ 0.74	$ 0.93	$ 1.16	$ 3.91
Diluted	1.10	0.73	0.91	1.14	3.87
2006					
Revenues	$251,713	$254,037	$252,050	$263,543	$1,021,343
Net earnings	29,066	19,981	15,805	22,430	87,282
Earnings per share:					
Basic	$ 1.41	$ 0.97	$ 0.78	$ 1.13	$ 4.30
Diluted	1.39	0.96	0.78	1.12	4.26

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
Realized gains (losses) on securities amounted to:					
2008	$ (1,381)	$ (1,784)	$(11,623)	$(36,590)	$ (51,378)
2007	1,766	(2,997)	(1,772)	(84)	(3,087)
2006	75	(61)	(1,781)	3,729	1,962

Note 11 Insurance Reserves

Infinity's insurance reserves consist of business produced directly by its wholly-owned insurance subsidiaries, the Assumed Agency Business and two other unaffiliated insurance companies.

Incurred but not reported ("IBNR") reserves for the direct and Assumed Agency Business are established for the quarter and year-end based on a quarterly reserve analysis by the Company's actuarial staff. Various standard actuarial tests are applied to subsets of the business at a state, product and coverage basis. Included in the analyses are the following:

■ Paid and incurred extrapolation methods utilizing paid and incurred loss development to predict ultimate losses;

■ Paid and incurred frequency and severity methods utilizing paid and incurred claims count development and paid and incurred development to predict ultimate average frequency (i.e., claims count per auto insured) or ultimate average severity (cost of claim per claim); and

■ Paid and incurred Bornhuetter-Ferguson methods adding expected development to actual paid or incurred experience to project ultimate losses.

For each subset of the business evaluated, each test generates a point estimate based on development factors applied to known paid and incurred claims and claim counts to estimate ultimate paid claims and claim counts. Selections of factors are based on historical loss development patterns with adjustment based on professional actuarial judgment where anticipated development patterns vary from those seen historically. This estimation of IBNR requires selection of hundreds of such factors. A single point estimate for the subset being evaluated is then selected from the results of various tests, based on a combination of simple averages of the point estimates of the various tests and selections based on professional actuarial judgment. During recent years, paid methods have been less reliable as a result of changes in settlement practices, so Infinity has more heavily relied on incurred methods.

The following table provides an analysis of changes in the liability for losses and LAE, net of reinsurance (and grossed up), over the past three years (in thousands):

	2008	2007	2006
Balance at Beginning of Period			
Unpaid losses on known claims	$ 225,415	$ 231,029	$ 262,626
IBNR losses	186,402	167,965	181,340
LAE	206,592	197,035	181,904
Total unpaid losses and LAE	618,409	596,029	625,870
Reinsurance recoverables	(28,219)	(27,579)	(15,421)
Unpaid losses and LAE, net of reinsurance recoverables	590,190	568,450	610,449
Current Activity			
Loss and LAE incurred:			
Current accident year	677,782	740,769	666,335
Prior accident years	(29,372)	(13,485)	(31,200)
Total loss and LAE incurred	648,410	727,284	635,135
Loss and LAE payments:			
Current accident year	(391,935)	(430,274)	(370,466)
Prior accident years	(322,424)	(275,270)	(306,668)
Total loss and LAE payments	(714,359)	(705,544)	(677,134)
Balance at End of Period			
Unpaid losses and LAE, net of reinsurance recoverables	524,241	590,190	568,450
Add back reinsurance recoverables	20,516	28,219	27,579
Total unpaid losses and LAE	$ 544,756	$ 618,409	$ 596,029
Unpaid losses on known claims	$ 179,530	$ 225,415	$ 231,029
IBNR losses	196,891	186,402	167,965
LAE	168,335	206,592	197,035
Total unpaid losses and LAE	$ 544,756	$ 618,409	$ 596,029

Notes to Consolidated Financial Statements *(continued)*
December 31, 2008

During calendar year 2008, Infinity experienced $29.4 million of favorable reserve development, primarily from LAE reserves relating to liability coverages in the California, Florida and Pennsylvania nonstandard programs. In addition, there was favorable development on liability coverages of the Assumed Agency Business. During calendar year 2007, Infinity experienced $13.5 million of favorable reserve development, primarily from favorable development on prior accident period loss reserves as well as a reduction in LAE estimates on bodily injury coverages in both California and Florida. During calendar year 2006, Infinity experienced $31.2 million of favorable reserve development. This development came primarily from a reduction in ultimate estimates for average claim severities from accident years 2003–2005 in physical damage and bodily injury coverages. For those years, estimates for ultimate claim frequencies increased slightly.

Note 12 Reinsurance
The following table shows written and earned premium included in income for reinsurance assumed and amounts deducted from written and earned premium in connection with reinsurance ceded (in thousands).

Year	Direct Premium Written	Reinsurance Assumed	Reinsurance Ceded	Net Written Premium	% of Amount Assumed to Net
2008	**$ 896,098**	**$ 801**	**$ (4,809)**	**$ 892,090**	**0.1%**
2007	1,016,040	3,078	(4,856)	1,014,262	0.3%
2006	982,477	9,932	(10,219)	982,190	1.0%
Year	Direct Premium Earned	Reinsurance Assumed	Reinsurance Ceded	Net Earned Premium	% of Amount Assumed to Net
2008	**$ 926,172**	**$ 1,539**	**$ (5,260)**	**$ 922,451**	**0.2%**
2007	1,033,541	5,313	(7,290)	1,031,564	0.5%
2006	923,999	39,635	(14,969)	948,665	4.2%

Assumed Reinsurance
Assumed business consists of two components:

(i) The Assumed Agency Business and, to a lesser extent, business assumed from other unaffiliated insurance companies; and

(ii) Business assumed from involuntary pools and associations.

For the twelve months ended December 31, 2008, 2007 and 2006, the Company assumed $0.8 million, $3.1 million and $11.9 million of written premium, respectively, from GAI for the Assumed Agency Business under a reinsurance agreement effective January 1, 2003 as explained in more detail in Note 1 of the Consolidated Financial Statements. Also, at December 31, 2008 and 2007, the Company assumed $30.1 million and $49.7 million of total unpaid losses and LAE, respectively, from GAI.

Also, for the twelve months ended December 31, 2006, the Company assumed $(0.4) million of premium from other insurance companies as part of fronting arrangements under which Infinity utilized these companies' insurance licenses to write business while assuming substantially all of that business back from these carriers. At December 31, 2008 and 2007, the Company assumed $10.4 million and $15.3 million of assumed unpaid losses and LAE, respectively, under these fronting arrangements. Beginning January 1, 2006, Infinity discontinued its largest fronting arrangement on a runoff basis, which was responsible for the negative assumed premium in 2006.

Although the business is issued on GAI's and these other unaffiliated companies' policies, Infinity manages the pricing, marketing, policy issuance, claims adjusting and loss reserving for this business.

For the twelve months ended December 31, 2006, the Company assumed $(1.6) million of premium from involuntary pools and associations. Assumed premium from involuntary pools and associations for 2006 were negative as a result of premium returned to the North Carolina reinsurance facility based on our current assessment and activity reported by the facility. During the twelve months ended December 31, 2008 and December 31, 2007, Infinity assumed, from involuntary pools and associations, premium and unpaid losses and LAE of less than $0.1 million each.

Ceded Reinsurance

Infinity uses excess of loss and catastrophe reinsurance to mitigate the financial impact of large or catastrophic losses. During 2008, the catastrophe reinsurance provides protection for losses up to $15 million in excess of $5 million for any single event. During 2007 and 2006, the catastrophe reinsurance provided protection for losses up to $10 million in excess of $5 million for any single event. Infinity's excess of loss reinsurance provides reinsurance protection for commercial auto losses up to $700,000 for claims exceeding $300,000 per occurrence. Infinity also uses reinsurance to mitigate losses on its Classic Collector business.

Since 2005, personal auto losses up to $900,000 for claims exceeding $100,000 per occurrence per coverage were covered under the personal auto excess of loss reinsurance treaty. Infinity discontinued this personal auto excess of loss reinsurance as of April 15, 2008 because of the expected increase in its cost and the lack of perceived need for the coverage in the future. Premium ceded under this reinsurance agreement for the 12 months ended December 31, 2007 were $1.4 million, or 14.0% of the bodily injury premium written on higher limit policies. Infinity has averaged approximately $2.1 million of losses covered per year under this agreement since 2004.

Ceded reinsurance for all programs reduced Infinity's incurred losses and LAE by $0.1 million, $5.9 million and $21.4 million for the twelve months ended December 31, 2008, 2007 and 2006, respectively.

Effective December 1, 2008, Infinity entered into a reinsurance agreement that provides for protection for losses up to $15 million in excess of $5 million for any single extra-contractual loss with a claims occurrence date between December 1, 2008 and November 30, 2009. The cost of this reinsurance is approximately $1.2 million for twelve months of coverage.

Note 13 Statutory Information

Insurance companies are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Net earnings (loss) and policyholders' surplus on a statutory basis were as follows (in thousands):

Net Earnings (Loss)			Policyholders' Surplus	
2008	2007	2006	**2008**	2007
$38,007	$83,875	$92,472	**$430,915**	$478,890

For the twelve-month periods ended December 31, 2008, 2007 and 2006, statutory results differed from net earnings on a GAAP basis primarily due to the amortization of deferred acquisition costs, deferred taxes and holding company expenses, including interest.

The decrease in net earnings from 2007 to 2008 is primarily due to a $50.7 million increase in realized losses on investments which resulted from a substantial increase in other-than-temporary impairments charges recorded during 2008.

The decrease in policyholders' surplus in 2008 compared to 2007 is primarily due to dividend payments of $70.0 million and an increase in non-admitted assets of $12.4 million offset by statutory net earnings of $38.0 million.

Notes to Consolidated Financial Statements (continued)

Note 14 Legal Proceedings

Infinity's subsidiaries are, from time to time, named as defendants in various lawsuits incidental to their insurance operations. Legal actions relating to claims made in the ordinary course of seeking indemnification for a loss covered by the insurance policy are considered by Infinity in establishing loss and LAE reserves.

Infinity also faces in the ordinary course of business lawsuits that seek damages beyond policy limits, commonly known as bad faith claims, as well as class action and individual lawsuits that involve issues not unlike those facing other insurance companies and employers. Infinity continually evaluates potential liabilities and reserves for litigation of these types using the criteria established by SFAS No. 5, "Accounting for Contingencies." Under this guidance, reserves for a loss may only be recorded if the likelihood of occurrence is probable and the amount can be reasonably estimated. If a loss, while not probable, is judged to be reasonably possible, management will disclose, if it can be estimated, a possible range of loss or state that an estimate cannot be made. Management considers each legal action using this guidance and records reserves for losses as warranted by establishing a reserve captured within the Company's balance sheet line-items "Unpaid losses and LAE" for bad faith claims and "Accounts payable, accrued expenses, and other liabilities" for class action lawsuits. Amounts incurred are recorded on the income statement within "Losses and LAE" for bad faith claims and "Other expenses" for class action lawsuits.

Certain claims and legal actions have been brought against Infinity for which no loss has been accrued, and for which an estimate of a possible range of loss cannot be made under the rules described above. While it is not possible to predict the ultimate outcome of these claims or lawsuits, management does not believe they are likely to have a material effect on Infinity's financial condition or liquidity. Losses incurred as a result of these cases could, however, have a material adverse impact on net earnings.

Following is a discussion of the Company's potentially significant pending cases at December 31, 2008:

- Dave Munn v. Eastwood Insurance Services, et al. (Superior Court for the City and County of San Francisco), was filed in November 2005. In this action, the plaintiff alleges violations of provisions of the California Business & Professions Code. The case involves a dispute over the legality of broker fees charged by Eastwood Insurance Services ("Eastwood"), an independent California broker, to consumers who purchased Infinity insurance policies through Eastwood. The plaintiff alleges that Eastwood was acting as an unlicensed agent of Infinity and, as a consequence, Eastwood should not have charged broker fees. Plaintiff seeks from Eastwood restitution of all broker fees Eastwood charged on the sale of Infinity's insurance policies. Plaintiff had sought injunctive relief from Infinity to prohibit Infinity from conducting business with Eastwood as a broker. The court issued an order, on plaintiff's motion, dismissing Infinity as a named defendant to the suit. Eastwood initiated a cross-claim against Infinity seeking contribution and indemnification of any amounts that it was determined to owe plaintiff. Eastwood has dismissed, without prejudice to refile, its claims for contribution and indemnification against Infinity. The Company is currently not a party to this lawsuit but anticipates that Eastwood will pursue a claim for contribution and indemnification against the Company if plaintiff prevails in its action against Eastwood. At this time, the Company is neither able to determine whether a loss is probable, nor can the Company estimate a range of loss.

- Eugene Maystruck v. Infinity Insurance Company (Superior Court of the State of California, Los Angeles County) is a putative class action filed in October 2007. The action alleges that Infinity's Repair Satisfaction Vehicle Program ("R.S.V.P.") violates California Administrative Code Section 2695.8(e), Insurance Code section 758.5(d), Section 17200 of the Business and Professions Code, and constitutes a breach of the implied covenant of good faith and fair dealing. The putative class action suit seeks compensatory damages, attorney fees, injunctive relief, reformation of the insurance policy and costs and expenses. On May 21, 2008, the court granted the Company's demurrer to the plaintiff's complaint, without leave to amend, thereby dismissing all causes of action against the Company. On July 9, 2008, the plaintiff filed notice that it was appealing dismissal of the case. Infinity rejects the allegations made by plaintiff and intends to vigorously defend against all claims in this case. At this time, the Company is neither able to determine whether a loss is probable, nor can the Company estimate a range of loss.

Subsequent to December 31, 2008, the Company became aware of a lawsuit against one of its insurance subsidiaries, styled Erika Aguila v. Infinity Insurance Company and Eastwood Insurance Services, Inc., which was filed on February 13, 2009 in the Superior Court of the State of California, Los Angeles County. This case is a putative class action alleging that this subsidiary unlawfully collected additional premiums from prospective insureds by threatening to impose mandatory arbitration and limits on the recovery of punitive and compensatory damages. The action alleges that this practice violates Section 17200 of the Business and Professions Code and constitutes a breach of contract and a breach of the implied covenant of good faith and fair dealing. The putative class action suit seeks compensatory damages, punitive damages, attorney fees, costs and expenses of the suit from this subsidiary. The suit also seeks an injunction against this subsidiary to prohibit it from continuing to charge the additional premium and continuing to include this provision in its insurance policy. Infinity rejects the allegations made by plaintiff and intends to vigorously defend against all claims in this case. At this time, the Company is neither able to determine whether a loss is probable, nor can the Company estimate a range of loss.

Note 15 Commitments and Contingencies

Commitments

Minimum rental commitments under noncancelable operating leases with an initial or remaining term of more than one year as of December 31, 2008 were as follows (in thousands):

Due in	Operating Leases
2009	$20,323
2010	17,216
2011	8,871
2012	7,369
2013	6,022
Thereafter	15,516
Total	$75,317

As of December 31, 2008, the total minimum rental payments to be received in the future under noncancelable subleases were approximately $8.8 million.

In December 2006, Infinity entered into an eleven-year operating lease for a call center facility in Birmingham, Alabama. This lease provides Infinity the right and option to purchase the property for $16.9 million. This option expires on October 1, 2010. During 2007, Infinity made $6.3 million of leasehold improvements to this property which are being amortized over five years.

Lease expense incurred by the Company during the last three years is as follows (in thousands):

	Operating Leases Expense
2008	**$19,405**
2007	19,592
2006	17,492

Contingencies

The Company, based on the application of SFAS No. 5 "Accounting for Contingencies," has the following loss contingencies for which it accrues in its financial statements:

- Other-than-temporary impairments on investments — Note 2
- Restructuring — Note 8
- Insurance reserves — Note 11
- Legal proceedings — Note 14
- Allowances for uncollectible accounts — Note 16

For each item listed above, please refer to the notes referenced for additional discussion.

Notes to Consolidated Financial Statements (continued)

December 31, 2008

Note 16 Additional Information

Allowances for Uncollectible Accounts

Agents' balances and premium receivable included in the balance sheet are shown net of allowances for uncollectible accounts. The provision for such losses is included in commissions and other underwriting expenses. A progression of the aggregate allowance follows (in thousands):

	2008	2007	2006
Beginning balance	$ 15,447	$ 15,517	$ 11,859
Provision for losses	13,626	21,824	20,092
Uncollectible amounts written off	(17,421)	(21,894)	(16,434)
Ending balance	$ 11,652	$ 15,447	$ 15,517

Restrictions on Transfer of Funds and Assets of Subsidiaries

Payments of dividends, loans and advances by Infinity's insurance subsidiaries are subject to various state laws, federal regulations and debt covenants which limit the amount of dividends, loans and advances that can be paid. Under applicable restrictions, the maximum amount of dividends payable in 2009 from Infinity's insurance subsidiaries without seeking regulatory clearance is approximately $43 million. Additional amounts of dividends, loans and advances require regulatory approval.

Related Party Transactions

In February 2006, three executive officers holding restricted shares surrendered a total of 7,637 shares to the Company to satisfy their income tax obligation resulting from the vesting of the restricted shares. As a result, the Company recorded the surrenders as an acquisition of treasury stock at its fair market value of $296,660.

James R. Gober[4]
Chairman,
Chief Executive Officer and President, IPCC
Director since November 2002

Jorge G. Castro[1][2][3]
Chief Executive Officer,
Lombardia Capital Partners
Director since August 2003

Harold E. Layman[1][3]
Retired President and Chief Executive Officer,
Blount International Inc.
Director since August 2003

Drayton Nabers, Jr.[3][4][6]
Lawyer, Maynard, Cooper and Gale, P.C.,
Former Chief Justice of Alabama Supreme Court
Director since May 2007

Samuel J. Simon
Executive Vice President,
General Counsel and Secretary, IPCC
Director since December 2003

Roger Smith
Executive Vice President,
Chief Financial Officer and Treasurer, IPCC
Director since December 2003

William S. Starnes[1][3][4]
Chairman and Chief Executive Officer,
ProAssurance Corporation
Director since May 2008

Gregory C. Thomas[1][2][5]
Retired Executive Vice President and
Chief Financial Officer, Citicasters Inc.
Director since February 2003

Samuel J. Weinhoff[2][4]
Insurance Industry Consultant
Director since May 2004

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Nominating/Governance Committee
(4) Member of Executive Committee
(5) Financial Expert
(6) Lead Director

James R. Gober
Chairman, Chief Executive Officer and President

Glen N. Godwin
Senior Vice President, Business Development

Scott C. Pitrone
Senior Vice President, Product Management

Samuel J. Simon
Executive Vice President, General Counsel
and Secretary

Roger Smith
Executive Vice President,
Chief Financial Officer and Treasurer

3700 Colonnade Pkwy
Birmingham, AL 35243
(205) 870-4000

American Stock Transfer & Trust Company
(212) 936-5100

Ernst & Young, LLP
Birmingham, Alabama

Keating Muething & Klekamp PLL
Cincinnati, Ohio

The Annual Meeting of the Shareholders of Infinity Property & Casualty Corporation will be held at the Renaissance Ross Bridge Golf Resort & Spa, 4000 Grand Avenue, Birmingham, Alabama 35226 on Monday, May 18, 2009 at 10:00 a.m. central time. There were 61 shareholders of record on February 13, 2009, which the Company believes represent approximately 1,400 beneficial holders.

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to the Secretary of the Company at the address listed above.

The Company's common stock is listed on the NASDAQ Global Select Market under the symbol IPCC.

The quarterly high and low closing sales prices per share of the common stock as reported by NASDAQ follow:

| | Stock Prices | | |
Quarter Ended:	High	Low	Dividends Declared
March 31, 2008	$42.99	$35.47	$0.11
June 30, 2008	$45.00	$38.01	$0.11
September 30, 2008	$52.82	$39.51	$0.11
December 31, 2008	$48.66	$32.98	$0.11
March 31, 2007	$50.34	$45.55	$0.09
June 30, 2007	$55.40	$46.39	$0.09
September 30, 2007	$52.02	$38.00	$0.09
December 31, 2007	$42.66	$35.31	$0.09

Quarterly dividends are declared by the Board of Directors at meetings held towards the beginning of February and the end of May, July and October.

For access to all news releases and other Company information visit the Infinity website at www.ipacc.com. To request an investor package, please call (205) 803-8186 or write to:
Infinity Property & Casualty Corporation
Attn: Investor Relations
3700 Colonnade Pkwy
Birmingham, AL 35243



INFINITY PROPERTY AND CASUALTY CORPORATION
3700 Colonnade Parkway
Birmingham, AL 35243